July 6, 2018

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Weidai Ltd.
Draft Registration Statement on Form F-1
Submitted May 25, 2017
CIK No. 0001734902

Dear Mr. Clampitt, Mr. Envall, Mr. West and Ms. Lubit:

On behalf of our client, Weidai Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 21, 2018 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on May 25, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Securities and Exchange Commission

July 6, 2018

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Staff’s comment is duly noted. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such written communications on a supplemental basis.

2.	Please provide us with copies of the agreements that you enter into with various counterparties during the transactional process, including investor agreements, borrower agreements, and any other specific agreements you may enter into (i.e., risk reserve, cash incentives, separate guarantee, investment programs, or other programs).

In response to the Staff’s comment, the Company encloses, as Annex A hereto, the English translations of the relevant agreements (or the forms thereof) that it enters into with various counterparties during the transactional process.

Overview, page 1

3.	Please indicate whether Oliver Wyman’s report was commissioned by you or any of your related parties. Also indicate whether you or any of your related parties have any connections with Oliver Wyman.

The Company respectfully advises the Staff that as disclosed in the italicized paragraph under the heading “PROSPECTUS SUMMARY” on page 1 of the Revised Draft Registration Statement, the Oliver Wyman Report was commissioned by the Company and Oliver Wyman is an independent market research firm. Oliver Wyman does not have any connections with the Company or any of the Company’s related parties.

4.	Please indicate the source of your assertion that you “were the first in China to introduce auto-backed financing products” with the described features in 2011. In addition, clarify the percentage of your auto loans that are for used vehicles.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 113 of the Revised Draft Registration Statement to indicate the source of the referenced statement.

The Company respectfully advises the Staff that all of the auto-backed loans offered by the Company are secured by automobiles as collateral. The Company respectfully refers the Staff to the definition of “auto-backed loan” under the heading “PROSPECTUS SUMMARY—Conventions that Apply to this Prospectus” on page 5 of the Revised Draft Registration Statement, which defines auto-backed loans as “secured loans using automobiles already owned by borrowers as collateral.”

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5.	Please cite your source for your statement that you were among the top five marketplace lending platforms with the lowest delinquency ratios as of December 31, 2017 to indicate whether these other marketplace lenders also function in the auto-backed financing with GPS tracking lending space.

The Company respectfully advises the Staff that as disclosed on pages 2, 114 and 116 of the Revised Draft Registration Statement, the referenced statement is derived from the Oliver Wyman Report. The Company has further revised the disclosure on page 2 of the Revised Draft Registration Statement to clarify that according to the Oliver Wyman Report, none of the other four marketplace lending platforms offers any auto-backed financing.

The Offering, page 7

6.	Please indicate in this section what the percentage of voting power ADS holders will have over your corporate actions following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement to indicate the percentage of aggregate voting power of the ADS holders upon completion of this offering.

Risk Factors

The laws and regulations governing the marketplace lending industry in China…, page 14

7.	This discussion is to be of “the most significant factors that make the offering speculative or risky.” This section appears to be a summary of marketplace lending regulations. Please revise this section so as to describe how it will impact your business rather than providing a summary. Refer to Item 503(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14-17 of the Revised Draft Registration Statement to describe how relevant laws and regulations governing the marketplace lending industry impact the Company’s business.

8.	Revise (iv) to disclose the aggregate amount of consumer loans guaranteed in 2017, the amount of guarantees to institutional funding partners and corporate investors in 2017 and quantify the amount of guarantee liability within your balance sheets.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that all of the consumption loans for which it provides guarantees (the loan volume of which totaled RMB2.2 billion in 2017) are recorded on its balance sheet and the funding provided by online investors of such consumption loans is recorded as secured borrowings. The guarantee liability is not separately recorded for these arrangements because the amount to be repaid to the investors is recorded on its balance sheet.

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The Company further advises the Staff that it also provides guarantees for loans funded by a portion of institutional funding partners and corporate investors, the loan volume of which totaled RMB4.0 billion in 2017. RMB3.1 billion of these loans are recorded on the Company’s balance sheet and the funding provided by the relevant institutional funding partners and corporate investors is recorded as secured borrowings. Similarly, the guarantee liability is not separately recorded for these arrangements because the amount to be repaid to the investors is recorded on its balance sheet. The remaining RMB0.9 billion of these loans are recorded off the Company’s balance sheet (i.e. arrangement 2 under “Revenue Recognition” on page F-22 of the Revised Draft Registration Statement), the guarantee liability for these loans was immaterial as of December 31, 2016 and 2017.

(v) Restrictions on self-financing and regulations on online microcredit companies, page 16

9.	We note your disclosure that the application of Fuzhou Weidai Online Microcredit Co., Ltd.’s operating certificate has been suspended because of certain rectification requirements. Please respond to the items below.

•	Clarify the business implications of the operating certificate being suspended. For example, can this legal entity continue to make advances without legal repercussion, and do you have other entities that can make advances?

The Company has revised the disclosure on page 16 of the Revised Draft Registration Statement in response to the Staff’s comment.

•	We note from your disclosure on page 132 that the outstanding balance of advances to borrowers was RMB 2.5 mm ($0.4 mm) at year-end 2017. Tell us the maximum and average outstanding balance of advances to borrowers.

The Company respectfully advises the Staff that the maximum and average daily outstanding balance of advances extended to borrowers in 2017 were RMB233.4 million (US$35.9 million) and RMB29.3 million (US$4.5 million), respectively.

•	Revise to disclose the amount of advances made in 2017.

The Company respectfully advises the Staff that as its auto-backed loans primarily serve small and micro enterprise owners who typically lack sophisticated financial planning capability and often have very unpredictable and time-sensitive financing needs, it provides advances through Fuzhou Online Microcredit to ensure that these borrowers’ imminent financing needs are timely served. As disclosed on page 16 of the Revised Draft Registration Statement, Fuzhou Online Microcredit has not been, and is not expected to be, the Company’s major funding source.

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The Company further advises the Staff that such advances are repaid as soon as loan proceeds are received from online investors. In 2016 and 2017, loans that were subscribed to within 12 hours accounted for 85% and 90% of the Company’s total number of transactions, respectively, and loans that were subscribed to within 24 hours accounted for 89% and 98% of its total number of transactions, respectively.

Based on the foregoing, the Company does not believe that the total amount of advances made is a material or meaningful disclosure for investors to understand the Company’s business.

(viii) Restrictions on deducting interests and fees upfront, page 16

10.	We note your disclosure on page 17 that you stopped deducting service fees payable to you from investors’ loan disbursements and from advances made to borrowers in early 2017 and in the second quarter of 2018, respectively. Please describe your new fee collection processes in more detail.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 120, 122 and 125 of the Revised Draft Registration Statement.

We have been and may continue to rectify our business…., page 17

11.	We note your references to fraud risks in multiple risk factors, such as on pages 18 and 22. Please tell us if you have historically experienced any fraud and whether it has had any impact on your allowance for credit losses and guarantee liabilities. In addition, tell us if your obligations to online or institutional investors in the instance of fraud differ from your normal arrangements.

(1)	Whether the Company have historically experienced any fraud

The Company respectfully advises the Staff that it considers its level of exposure to fraud risks to be relatively low compared to other online marketplace lending platforms because (i) its auto-backed loan products are only available to registered owners of the automobile collateral, and (ii) the Company has implemented multifaceted fraud detection measures. As such, the Company historically has only experienced a limited number of fraud incidents where borrowers provided false information when applying for loans, which in aggregate involved insignificant amounts. These incidents collectively have not had a material adverse effect on the Company’s business operations.

(2)	Whether such fraud has had any impact on the Company’s allowance for credit losses

The Company respectfully advises the Staff that historical fraud incidents have had no direct impact on its allowance for loans and advances losses. As disclosed on pages 85 and F-17 of the Revised Draft Registration Statement, the Company’s allowance for loans and advances losses is calculated using a roll rate-based model based on the Company’s historical loan losses (including loan losses that are caused by fraud), as adjusted for various macroeconomic factors.

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(3)	Whether such fraud has had any impact on the Company’s guarantee liabilities

The Company respectfully advises the Staff that historical fraud incidents have had no direct impact on its guarantee liabilities. As disclosed on pages 86 and F-18 of the Revised Draft Registration Statement, the value of the Company’s guarantee liability is impacted by borrower defaults and the Company’s historical loan losses (in each case regardless of whether such historical defaults are caused by fraud).

(4)	Whether the Company’s obligations to online or institutional investors in the instance of fraud differ from its normal arrangements

The Company respectfully advises the Staff that its obligations to investors in the instance of fraud do not differ from its normal arrangements. As disclosed on pages 15, 17, 24, 79, 86, 87, 125 and 135 of the Revised Draft Registration Statement, the Company is under no obligation to compensate online investors’ default losses, whereas it is obligated to compensate certain institutional funding partners and corporate investors for all of their default losses, in each case regardless of whether such default losses are caused by fraud.

12.	Revise to disclose the amount of loans made in 2017 that exceeded statutory interest rates and the amount of loans made in 2017 offline.

In response to the Staff’s comment, the Company has included the disclosure on page 18 of the Revised Draft Registration Statement to disclose the amount of loans made in 2017 that exceeded statutory interest rates.

The Company respectfully advises the Staff that “promoting loans offline” as disclosed on page 17 of the Draft Registration Statement refers to the Company’s historical practice of conducting offline marketing activities for its loan products. This practice was deemed by regulatory authorities to be non-compliant with the Interim Measures, and the Company has ceased conducting offline marketing activities for its loan products. According to the Interim Measures, however, the Company is allowed to conduct risk management and other necessary business processes (such as information collection and confirmation and post-loan management) offline. The Company has revised to clarify the disclosure on page 18 of the Revised Draft Registration Statement.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access…, page 28

13.	We note that your contractual arrangements provide for the resolution of disputes through arbitration in China. Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.

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The Company respectfully advises the Staff that it has revised the disclosure on page 36 of the Revised Draft Registration Statement to clarify that disputes arising from the VIE agreements will be resolved through arbitration in China, the arbitration provisions relate to claims arising out of the contractual relationship created by the VIE agreements rather than claims under the United States federal securities laws, and do not prevent ADS holders of the Company from pursuing claims under the United States federal securities laws.

Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements…, page 35

14.	You indicate here that you are the targets of, and potentially vulnerable to cyber risks and that your security measures may be breached. Please revise your disclosure to discuss whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so and to the extent material, please quantify the amount(s) by which past fraudulent activities have increased your costs and expenses.

The Company has revised the disclosure on page 29 of the Revised Draft Registration Statement in response to the Staff’s comment.

Risks Related to this Offering and our American Depositary Shares, page 50

15.	Please include a risk factor indicating that you will likely be considered a “controlled company” under NASDAQ rules and what the impact of such a designation will be to holders of your ADSs.

The Company has revised the disclosure on pages 4, 52, 53 and 71 of the Revised Draft Registration Statement in response to the Staff’s comment.

Use of proceeds, page 60

16.	Revise to disclose the amounts that will be lent to any subsidiary and the amount that will be contributed capital to any subsidiary, naming the subsidiaries.

The Company has revised the disclosure on page 61 of the Revised Draft Registration Statement in response to the Staff’s comment.

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Contractual Arrangements with Weidai Financial Information

Exclusive Call Option Agreement, page 71

17.	Revise to disclose the current estimated value for the purchase price and the current plan for the purchase of the equity interests. Also, disclose the consideration paid for the Agreement.

The Company respectfully advises the Staff that it currently has no plan to exercise the exclusive call option to purchase Weidai Financial Information’s equity interest. If the Company elects to purchase part or all of Weidai Financial Information’s equity interest, the Company will purchase such equity interest at the lowest price as permitted by PRC laws at the time of such purchase pursuant to the Exclusive Call Option Agreement. As advised by Grandall Law Firm (Shanghai), the Company’s PRC counsel, as the PRC laws continue to evolve, the “lowest price as permitted by the PRC laws” can only be determined at the time of such purchase.

The Company further advises the Staff that the Exclusive Call Option Agreement provides that once the exclusive call option is exercised, the shareholders of Weidai Financial Information and/or Weidai Financial Information shall return the purchase price they have received to the Company or its designated party. Therefore, the exercise of the exclusive call option is not expected to have any material impact on the Company.

The Company further advises the Staff that no consideration was paid for the Exclusive Call Option Agreement. As advised by the Company’s PRC counsel and as disclosed on page 73 of the Revised Draft Registration Statement, all the contractual arrangements among Weidai Co., Ltd., Weidai Financial Information and shareholders of Weidai Financial Information that are governed by PRC law, including the Exclusive Call Option Agreement, are valid, binding and enforceable in accordance with their terms and applicable PRC laws.

The Company has revised the disclosure on page 72 of the Revised Draft Registration Statement in response to the Staff’s comment.

Shares Pledge Agreement, page 71

18.	Revise to disclose the consideration paid for the Pledge Agreements.

The Company further advises the Staff that no consideration was paid for the share pledge agreements. As advised by the Company’s PRC counsel and as disclosed on page 73 of the Revised Draft Registration Statement, all the contractual arrangements among Weidai Co., Ltd., Weidai Financial Information and shareholders of Weidai Financial Information that are governed by PRC law, including the Pledge Agreement, are valid, binding and enforceable in accordance with their terms and applicable PRC laws.

The Company has revised the disclosure on page 73 of the Revised Draft Registration Statement in response to the Staff’s comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

19.	Please clarify whether the figures describing your online investors is inclusive of your institutional funding partners.

The Company respectfully advises the Staff that the term “online investor” refers to corporate investors and individual investors, which term does not include institutional funding partners. The Company has revised the disclosure on page 6 of the Revised Draft Registration Statement in response to the Staff’s comment.

Loan Performance Data, page 79

20.	Please describe at what stage of delinquency will begin your automobile repossession process. Please include a section where appropriate with details about the policies and procedures of your repossession practices.

The Company respectfully advises the Staff that in a majority of cases, the Company is able to collect the overdue payments by following up with borrowers by phone without taking the automobiles into custody. Whether and when to take automobiles into custody is determined by the Company’s risk management team on a case-by-case basis, after assessing a borrower’s ability and willingness to repay, default risk, as well as the feasibility and cost of taking the automobiles into custody.

The Company has revised the disclosure on pages 24, 125, 131 and 132 of the Revised Draft Registration Statement in response to the Staff’s comment.

Delinquency Rates by Balance, page 79

21.	We note your disclosure that the delinquency rates provided in the table on page 79

(delinquency rates by balance and delinquency rates by vintage) exclude loans that are charged-off and discontinued loan products. Please address the following:

•	Revise to quantify the amount of charge-offs and discontinued loan products that have been excluded from the table(s). Also, disclose what the delinquency rates would have been if such products were included.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement to (i) disclose the amount of charge-offs and discontinued loan products in 2016 and 2017, and (ii) include discontinued loan products in the calculation of delinquency rates by balance.

The Company respectfully advises the Staff that it does not track delinquency rates by balance of charged-off loans, as these loans are deemed uncollectible and do not serve as useful references in evaluating the Company’s overall loan performance. To the Company’s knowledge, none of the other marketplace lending platforms of comparable size tracks delinquency rates by balance of charged-off loans. As such, the Company does not include charged-off loans in its calculation of delinquency rate by balance.

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•	We note that you make adjustments to the M1+ and M3+ aging analysis, which you refer to as the “M1+ Delinquency Rate” and “M3+ Delinquency Rate,” respectively. Based on the current disclosures, we are unclear as to the nature of the adjustments and why such adjustments are appropriate. Explain how you consider adjustments to the M1+ and M3+ analysis, including what adjustments are possible, how they are determined, and how these adjustments may impact any other related metrics or financial statement amounts. Provide us with any sample calculations to enhance our understanding, as applicable.

The Company respectfully advises the Staff that similar to delinquency rate by balance, M1+ and M3+ Delinquency Rates by Vintage are also operating metrics used by the Company’s management to evaluate its loan performance. The Company uses M1+ and M3+ Delinquency Rates by Vintage to evaluate the lifetime performance of the loans it facilitates or originates during a particular period of time (a “vintage”).

The Company respectfully advises the Staff that the only adjustment it made to M1+ and M3+ Delinquency Rates by Vintage is to add back the past due principal and interest for loans in the relevant vintage that have been subsequently collected (the “Subsequently Collected Past Due Principal and Interest”) to the nominator. To the Company’s knowledge, this adjustment is widely used in the marketplace lending industry when calculating M1+ and M3+ delinquency rates by vintage, because delinquency rates by vintage that take subsequent collection into consideration more accurately reflect the lifetime performance of loans facilitated or originated during a particular period of time.

The Company further advises the Staff that this adjustment has no direct impact on the Company’s other operating metrics or financial statement amounts.

The Company sets forth below a sample calculation of M1+ Delinquency Rate by Vintage:

(i)	If at the beginning of Month 2:

o	the initial principal in the M1+ vintage for Year X (which represents the volume of loans the Company facilitated or originated in Year X) is RMB1000,

o	the total balance of outstanding principal of loans facilitated or originated in Year X for which any payment of principal or interest is over 30 calendar days past due is RMB100, and

o	the Subsequently Collected Past Due Principal and Interest is RMB0,

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Year X’s M1+ Delinquency Rate at the beginning of Month 2 is calculated as follows:

Initial principal (RMB)	Outstanding principal for which any principal or interest is over 30 calendar days past due (RMB)	Subsequently collected past due principal and interest (RMB)	M1+Delinquency Rate by Vintage (%)
1000	100	0

(ii)	If at the beginning of Month 3,

o	the initial principal in the M1+ vintage for Year X is RMB1000,

o	the total balance of outstanding principal of loans facilitated or originated in Year X for which any payment of principal or interest is over 30 calendar days past due is RMB100 (i.e. since the beginning of Month 2, no additional loans in the Year X Vintage had any payment of principal or interest that is over 30 calendar days past due), and

o	the Subsequently Collected Past Due Principal and Interest is RMB10 (i.e., since the beginning of Month 2, the Company had managed to collect RMB10 of the past due principal and interest for loans in the Year X Vintage),

Year X’s M1+ Delinquency Rate by Vintage at the beginning of Month 3 is calculated as follows:

Initial principal (RMB)	Outstanding principal for which any principal or interest is over 30 calendar days past due (RMB)	Subsequently collected past due principal and interest (RMB)	M1+Delinquency Rate by Vintage (%)
1000	100+0=100	0+10=10

(iii)	If at the beginning of Month 4,

o	the initial principal in the M1+ vintage for Year X is RMB1000,

o	the total balance of outstanding principal of loans facilitated or originated in Year X for which any payment of principal or interest is over 30 calendar days past due is RMB200 (i.e., since the beginning of Month 3, payment of principal or interest for another RMB100 of loans in the Year X vintage has become over 30 calendar days past due), and

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o	the Subsequently Collected Past Due Principal and Interest is RMB30 (i.e., since the beginning of Month 3, the Company had managed to collect another RMB20 of the past due principal and interest for loans in the Year X Vintage),

Year X’s M1+ Delinquency Rate by Vintage at the beginning of Month 4 is calculated as follows:

Initial principal (RMB)	Outstanding principal for which any principal or interest is over 30 calendar days past due (RMB)	Subsequently collected past due principal and interest (RMB)	M1+Delinquency Rate by Vintage (%)
1000	0+100+100=200	0+10+20=30

•	Tell us if the M1+ and M3+ delinquency rates have any impact or relationship with the historical loss experience (roll rate-based model) used in the computation of your allowance for loans and advances losses as described in your financial statements (e.g. Allowance for Loans and Advances, page F-17).

The Company respectfully advises the Staff that M1+ and M3+ Delinquency Rates are operating metrics used by its management to evaluate its business performance, and have no direct impact on, or relationship with, the roll rate-based model used in the computation of allowance for loans and advances losses.

Customer Incentives, page 82

22.	Please revise to quantify the amounts of customer incentives that you provide for each transaction arrangement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and F-23 of the Revised Draft Registration Statement.

Other Revenues, page 82

23.	Please revise your disclosure to include a table to identify and quantify the significant components of other revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and F-24 of the Revised Draft Registration Statement.

Acquired Non-Performing Loans, page 84

24.	We note you use ASC 310-30 for your acquired non-performing loans and that impairment is measured based on the fair value of the repossessed assets less the estimated selling costs. Please address the following:

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•	Revise your disclosure to clarify that impairment is measured based on the fair value of the collateral less estimated selling cost (similar to your disclosure on page F-17).

The Company has revised page 86 of the Revised Draft Registration Statement in response to the Staff’s comment.

•	Tell us the amount of repossessed assets (e.g. automobiles, etc.) that you owned at December 31, 2016 and 2017. If material, revise your financial statements to include your related accounting policies and clarify where those assets are reported within your balance sheets.

The Company respectfully advises the Staff that it did not own any repossessed assets as of December 31, 2016 and 2017, respectively. As advised by the Company’s PRC counsel, Grandall Law Firm (Shanghai), the Company does not hold the creditor’s rights or the lien over the underlying collateral at any time, unless it voluntarily purchases the loan or is required to perform its guarantee obligation.

Restricted Cash, page 85

25.	We note your disclosure that restricted cash partially represents cash held by banks as guarantee deposits paid on contracts and other restrictions. We also note your disclosure on page 137 that Circular 57 prohibits obtaining risk reserve funds or setting up new risk reserve funds. Please address the items below.

•	Explain who pays the guarantee deposits, when they are paid, and why.

The Company respectfully advises the Staff that guarantee deposits are refundable deposits the Company makes with certain institutional funding partners, all of which are licensed financial institutions, at the inception of their business arrangements. As part of the business arrangements, the Company is required to maintain such guarantee deposits with such institutional funding partners. If a borrower defaults, such institutional funding partners will deduct an amount equal to the delinquent principal and interest from the guarantee deposits in order to timely compensate for their default losses.

•	Tell us if guarantee deposits are the same as risk reserve funds. If so, tell us whether and when you expect to reduce and eliminate them.

The Company respectfully advises the Staff that as discussed in the preceding paragraph, guarantee deposits are refundable deposits required by certain institutional funding partners (all of which are licensed financial institutions) to ensure that their default losses will be timely compensated during the Company’s collaboration with such institutional funding partners, and are not regulated by Circular 57. Such guarantee deposits are not the same as risk reserve funds obtained or set up by online lending information intermediaries, which is prohibited under Circular 57. Grandall Law Firm (Shanghai), the Company’s PRC counsel, concurs with the Company’s understanding. The Company further advises the Staff that it does not maintain any risk reserve fund.

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•	Revise to explain the reasons for the large increase.

The Company has revised the disclosure on page 87 of the Revised Draft Registration Statement in response to the Staff’s comment.

Results of Operations, page 91

26.	We note your disclosures on page 91 and elsewhere in the prospectus that you ceased offering certain types of consumption and auto-financing loans to new borrowers in the fourth quarter of 2017. Please revise to quantify the amounts, for each respective period, of those types of loans that you ceased offering. Also, clarify what types of consumption loans or auto-financing loans you still offer.

(1)	Revise to quantify the amounts, for each respective period, of those types of loans that you ceased offering.

The Company has revised the disclosure on pages 10, 12, 76, 77, 93 and 119 of the Revised Draft Registration Statement in response to the Staff’s comment.

(2)	Clarify what types of consumption loans or auto-financing loans you still offer.

The Company has revised the disclosure on page 122 of the Revised Draft Registration Statement in response to the Staff’s comment.

Allowance for Loans and Advances, page 93

27.	We note your charge-off disclosures on page F-30. Please revise your disclosure to discuss the main drivers of charge-offs in 2016 and 2017 and how those charge-offs and any other related metrics impacted your provision for loans and advances.

The Company has revised the disclosure on page 85 of the Revised Draft Registration Statement in response to the Staff’s comment.

Off-Balance Sheet Commitments and Arrangements, page 100

28.	We note your disclosure on page 100 that you have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and you do not assume credit risk in loans facilitated through your platform. Please tell us and disclose, as necessary, if there are any circumstances in which you would be responsible for paying borrowers or investors if Xiamen Bank fails to transfer funds timely.

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The Company respectfully advises the Staff that according to the custody account agreement between the Company and Xiamen Bank, Xiamen Bank is liable for all losses arising from its failure to timely transfer borrowers’ or investors’ funds, unless such failure was caused by (1) the Company’s failure to provide the correct account information or otherwise adhere to the agreed-upon operating procedures, (2) insufficient balance in the relevant account of the borrower or investor, (3) failure by the relevant borrower or investor to timely provide authorization for such transfer, or (4) force majeure. Therefore, the Company will only be liable for borrowers or investors’ losses if Xiamen Bank’s failure to timely transfer funds was caused by the Company’s own failure to provide the correct account information or otherwise adhere to the agreed-upon operating procedures, the occurrence of which is very unlikely.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Draft Registration Statement to highlight potential risks associated with errors, defects or breaches of computer systems of the Company or its business partners.

China’s Auto-backed Loan Market, page 107

29.	Please disclose the source of the information in the table in the middle of page 107.

The Company respectfully advises the Staff that as disclosed in the italicized paragraph under the heading “INDUSTRY” on page 105 of the Revised Draft Registration Statement, all information and data presented in the Industry section (including the referenced table) have been derived from the Oliver Wyman Report, unless otherwise noted.

Auto-backed Loans, page 119

30.	We note your disclosure on page 120 that, under limited circumstances, you require automobiles to be pledged at leased parking lots or spaces over the life of the loan. Please disclose what proportion of facilitated and originated loans has been subject to this requirement in 2016 and 2017.

The Company has amended the disclosure on page 121 of the Revised Draft Registration Statement in response to the Staff’s comment.

Other Loans, page 120

31.	Please indicate why you decided to cease offering home equity loans to new borrowers in the fourth quarter of 2017.

The Company has amended the disclosure on page 121 of the Revised Draft Registration Statement in response to the Staff’s comment.

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Our Transaction Process, page 120

32.	We note your flow diagram on page 121 and the narrative describing your transaction process for auto loans funded by online investors. Please address the items below.

•	To the extent your transaction process differs for institutional funding partners, add a flow diagram or revise the current diagram to show those differences and revise your narrative disclosures to highlight these differences.

In response to the Staff’s comment, the Company has revised the current flow diagram on page 122, and the narrative disclosure on pages 122 and 124, of the Revised Draft Registration Statement to show the differences in transaction process between institutional funding partners and online investors.

•	Revise your flow diagram and narrative to show and discuss how and when Weidai collects its fees.

The Company has revised the flow diagram and narrative disclosure on pages 122 and 125 of the Revised Draft Registration Statement in response to the Staff’s comment.

•	Where the process has changed, enhance your narrative to discuss how fees were collected in 2017 and how they are collected in 2018.

The Company has revised the narrative disclosure on pages 17, 120, 122 and 125 of the Revised Draft Registration Statement in response to the Staff’s comment.

Step 3: Further Credit Assessment and Credit Limit Approval, page 122

33.	Please explain what is different about the subsequent rounds of credit assessment in this step compared to previous credit assessments you preform.

The Company has revised the disclosure on page 123 of the Revised Draft Registration Statement in response to the Staff’s comment.

Step 5: Collateral Registration and Loan Listing and Funding, page 122

34.	We note your disclosure on page 123 that loans are typically subscribed within 12 hours. Please address the items below.

•	Tell us what happens if a loan is not subscribed, considering a scenario when you have provided an advance and one where you have not provided an advance.

The Company respectfully advises the Staff that loans listed on the Company’s platform are typically subscribed to within a very short period of time and historically, it has never encountered a situation where a loan is not subscribed to for an extended period of time. Hypothetically, if a loan funded to a borrower who has received an advance from Fuzhou Online Microcredit were not subscribed to, the borrower would be obligated to repay the advance to Fuzhou Online Microcredit, and Fuzhou Online Microcredit may urge the borrower to repay the advance within a reasonable period of time, pursuant to the separate advance agreement the borrower has entered into with Fuzhou Online Microcredit for the advance, a form of which is enclosed in Annex A hereto; if a loan funded to a borrower who has not received the advance is not subscribed to, then no transaction would have taken place and no contractual relationship would have existed.

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•	Tell us what proportion of loans has not been subscribed within 12 hours for 2016 and 2017.

The Company respectfully advises the Staff that loans that have not been subscribed to within 12 hours accounted for 15% and 10% of its total number of transactions in 2016 and 2017, respectively.

Risk Management

Credit Assessment, page 127

35.	We note your description on page 127 of your credit assessment process. Please revise your disclosures to show (preferably in a graph or tabular format) how your borrower base is dispersed among your credit score categories.

In response to the Staff’s comment, the Company has included a diagram on page 130 of the Revised Draft Registration Statement to show a breakdown of its auto-backed loan borrowers by credit score.

Our Online Investors

Investor Profile and Demographics, page 129

36.	We note your disclosure on page 129 and elsewhere in the filing that you accept investments from corporate investors. We also note your disclosure that you stopped obtaining additional funding from corporate investors starting in the fourth quarter of 2017. Please clarify what “additional funding” means and whether you still accept any funds from corporate investors.

The Company has revised the disclosure on pages 15 and 135 of the Revised Draft Registration Statement in response to the Staff’s comment.

37.	We note the two types of investment programs presented within your tabular disclosures on pages 130-131. Please address the items below.

•	We note that interest gained during the X Investment program period is reinvested in other loans but do not see the same statement with respect to the Premier Investment Program. Clarify for us what happens to those funds in the Premier Investment Program.

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The Company respectfully advises the Staff that in order to provide investors with more varied investment options, the terms of the loans underlying its Premier Investment Program are the same as the investment periods of the investment program, whereas the terms of the loans underlying its X Investment Program do not necessarily match the investment periods of the investment program. As such, under the X Investment Program, if an underlying loan is repaid within the investment period, principal and interest gained during the investment period will be automatically reinvested in other loans as soon as the loan is repaid; if an investment period ends during the terms of the underlying loans, the Company will facilitate the investor’s exit by transferring, on the investor’s behalf, his creditor’s rights with respect to the underlying loans.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft Registration Statement to describe the respective features of the Premier Investment Program and the X Investment Program.

•	Describe what agreements are put in place for these programs, and tell us who has contractual rights for loan contracts associated with loans included in the program.

(1)	What agreements are put in place for the investment programs

The Company respectfully advises the Staff that in order to subscribe into an investment program, the online investor will enter into a service agreement with the Company, which sets forth his investment criteria for the underlying loans and authorizes the Company to take the necessary actions with respect to his funds. Once an online investor’s funds are automatically invested into a portfolio of individual loans listed on the Company’s platform based on the online investor’s pre-set criteria, multiple loan agreements will be automatically generated among the online investor, the Company, and each of the borrowers whose loans are within this portfolio, pursuant to the borrowers’ and online investor’s prior authorizations. The Company respectfully refers the Staff to the English translation of the form service agreement and loan agreement included in Annex A, which is being provided to the Staff in response to Comment 2.

(2)	Who has contractual rights for loan contracts associated with loans included in the investment programs

The Company respectfully advises the Staff that loans included in the Company’s investment programs use the Company’s standard loan agreements and have the same contractual rights as individual loans not included in the investment programs. Once a loan in an investment program is subscribed to, a loan agreement will be automatically generated among the online investor, the Company and the borrower, pursuant to the borrower and online investors’ prior authorizations.

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38.	Revise to clarify if the 8% is before services charges and other fees and, if so, disclose the net annualized rate of return.

The Company respectfully advises the Staff that the 8% was the online investors’ average annualized rate of return before service charges and other fees in 2017, and the online investors’ net average annualized rate of return (i.e. annualized rate of return after deducting service charges and other fees) was 7.5% in 2017.

The Company has amended the disclosure accordingly on pages 2, 114, 117 and 133 of the Revised Draft Registration Statement.

Institutional Funding Partners, page 132

39.	We note that you have entered into cooperation agreements with a number of institutional lending partners, including a trust company. Please explain to us in more detail the trust structure and arrangement.

The Company respectfully advises the Staff that the referenced trust company, as a licensed financial institution, is one of the Company’s institutional funding partners and an independent third party. The Company provides a guarantee to the trust company, as an institutional funding partner which guarantees the contractual payments of the loans funded by the trust company when borrowers default. The trust company was neither set up nor administered by the Company, nor did the Company contribute any funds to, or hold any interest in, such trust company.

Limits on our obligations and the obligations of the depositary: limits on liability to ADR holders and holders of ADS, page 177

40.	We note that your depositary agreement waives the right to have a jury trial. Please indicate whether this provision impacts the ability of ADS holders to pursue claims under United States federal securities laws.

In response to the Staff’s comment, the Company has updated the disclosure on page 181 of the Revised Draft Registration Statement to clarify that the provision regarding waiver of the right to trial by jury does not apply to claims against the Company arising under United States federal securities laws.

Consolidated Statements of Comprehensive Income, page F-5

41.	Please revise your presentation of interest income, net to present this amount on a gross basis within your net revenues (i.e. disaggregate interest income and interest expense) and subtotal your net interest income.

In response to the Staff’s comment, the Company has revised its presentation of net financing income on 9, 75, 83, 88, 92, F-5 and F-23 of the Revised Draft Registration Statement to disaggregate financing income and funding costs within net revenues.

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42.	Please change the label “allowance for loans and advances” to be “provision for loans and advances”. In addition, revise to present the amount after your net revenues, subsequently arriving at “net revenue after the provision for loans and advances”.

In response to the Staff’s comment, the Company has changed the label accordingly on pages 9, 75, 88, 89, 92, 93, 100, F-5 and F-8 of the Revised Draft Registration Statement and has revised the presentation on its consolidated statements of comprehensive income to arrive at “net revenue after the provision for loans and advances.”

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Guarantee Liabilities, page F-18

43.	Quantify for us how much you have been required to repurchase during 2016 and 2017.

The Company respectfully advises the Staff that the Company was not required to purchase any loans during 2016 and 2017. Prior to 2017, the Company did not have guarantee arrangements with institutional funding partners which required the Company to purchase delinquent loans. Beginning in 2017, the Company has entered into guarantee arrangements with certain institutional funding partners, which require the Company to purchase loans that are delinquent for over a certain period of time. None of the loans funded by such institutional funding partners were purchased by the Company as a result of such purchase requirement during 2017.

44.	We note your disclosure on page F-18 and elsewhere in the document that you provide a guarantee to various institutional funding partners. Please clarify whether this is an explicit guarantee and obligation.

The Company respectfully advises the Staff that the guarantee provided to the respective institutional funding partners is an explicit guarantee and obligation governed by relevant agreements.

45.	We note that your guarantee liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58. Please address the items below.

•	Tell us if you are obligated to compensate your institutional funding partners for any unpaid interest in the event of a prepayment by borrowers.

The Company respectfully advises the Staff that the Company is not obligated to compensate the institutional funding partners for any unpaid interest in the event of a prepayment by the borrowers.

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•	Provide us with your analysis supporting exemption under ASC 815-10-15-58.

The Company respectfully advises the Staff that the guarantee liability is exempted from being accounted for as a derivative as it has met the three conditions under ASC 815-10-15-58, namely, (a) the Company provides for payments to be made solely to reimburse the institutional funding partner for failure of the borrower to satisfy its required payment obligations at pre-specified payment dates; (b) the payment is made only if the borrower’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the institutional funding partner is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception of the financial guarantee contract and throughout its term through direct legal ownership of the guaranteed obligation.

Revenue Recognition, page F-21

46.	We note your disclosures beginning on page F-21 regarding the three types of arrangements you have with investors. Please address the items below.

•	Tell us what written agreements, if any, that you and the borrower enter into for advances and provide a sample of any such agreement.

The Company respectfully advises the Staff that as disclosed on pages 82, 83, F-21 and F-22 of the Revised Draft Registration Statement, under arrangements 1 and 3, the Company enters into an unsecured advance agreement with a borrower to advance funds. As requested, the Company is providing a sample of such advance agreement as A-11 in Annex A. Under arrangement 2, the Company does not advance funds to the borrowers and no agreement for advance is entered into between the Company and the borrower.

•	Tell us who is the legal title holder of the underlying collateral between the time the advance is made and the time the loan is subscribed.

Ownership of the underlying collateral. The Company respectfully advises the Staff that the borrower remains the owner of the underlying collateral before and after the loan is subscribed.

Lien over the underlying collateral. As the advance agreement in arrangements 1 and 3 is unsecured, the Company does not hold the legal title of the underlying collateral before and after the loan is subscribed. As advised by the Company’s PRC counsel, Grandall Law Firm (Shanghai), when the loan is fully subscribed by an online investor or institutional funding partner, the online investor or institutional funding partner will hold the creditor’s rights and the lien over the underlying collateral. The Company does not hold the legal title of the underlying collateral at any time, unless it voluntarily purchases the loan or is required to perform its guarantee obligation.

The Company further advises the Staff that the advance as described under arrangements 1 and 3 is an unsecured advance it makes to the borrower pursuant to a separate advance agreement between Fuzhou Online Microcredit and the borrower (please refer to A-11 of Annex A for a form of such advance agreement).  As such, the time when the advance is made and repaid is not related to the change of  legal title of the underlying collateral.

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•	Provide us with sample journal entries for each of these transaction types that show the flow of the loans, advances, and guarantees, as applicable, through your financial statements from inception to repayment or default.

In response to the Staff’s comment, the Company encloses, as Annex B hereto, the sample journal entries for each type of arrangements.

•	Clarify for us whether investors can sell or pledge loans without your consent.

The Company respectfully advises the Staff that the investor remains the holder of creditor’s right throughout the life of the loan and is allowed to transfer such loan. As advised by the Company’s PRC counsel, Grandall Law Firm (Shanghai), according to the Contract Law of the PRC, investors can sell or pledge loans without the Company’s consent since the Company is neither the creditor nor the debtor.

47.	We note your disclosure on page F-22 that you consider the two deliverables provided by the Company to be loan facilitation and post facilitation services. We also note your disclosure on page F-23 that, for arrangements involving a guarantee, the Company first allocates consideration to the guarantee, then to the two previously named deliverables. Please address the items below.

•	Clarify whether you consider the guarantee to be a deliverable when it is present. If so, revise your disclosures to state this.

•	If you do not consider the guarantee to be a deliverable, explain how you reached your conclusion.

In response to the Staff’s comment, the Company considers the guarantee to be a deliverable in accordance with ASC 605-25 as it has value to the customer on a standalone basis. The Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement.

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Note 4 – Loans and Advances, Net, page F-30

48.	We note your aging tables presented on page F-31. Please revise to provide more granular disclosure by presenting the following aging buckets: 1-30 days, 31-60 days,61-90 days, 91-120 days, 121-150 days, 151-180 days, 180-360 days, and over 360 days.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-32 and F-33 of the Revised Draft Registration Statement.

49.	We note your disclosures throughout the draft registration statement (e.g. pages 9, 74, 118, etc.) where you discuss a number of loan products available to borrowers based on their financing needs and risk profiles (e.g. Auto-backed loans, other Secured Loans and Unsecured Loans (professional credit loans, construction machinery loans, home equity loans, other)). Tell us how you considered ASC 310-10-55-16 through 18 in determining whether your loan products should be disaggregated and classified as separate classes of financing receivables for purposes of providing the disclosures required by ASC 310. Please advise or revise your draft registration statement as necessary.

The Company has revised the disclosure on pages F-31 to F-33 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that disaggregated its loans receivables and acquired non-performing loans by loan products (i.e. auto-backed loans, other secured loans and unsecured loans), in accordance with ASC 310-10-55-16 through 18, based on their initial measurement attributes and the level at which the Company assesses and monitors the risk and performance of a loan. In 2016 and 2017, 94.7% and 82.7% of the total loan volume the Company facilitated and originated were auto-backed loans, respectively. Therefore, the Company aggregated the other loan products into the categories of other secured loans and unsecured loans. The Company will continue to reassess the appropriateness of the separate classes of financing receivables, if the loan product mix changes significantly in the future.

Recent Sales, page II-1

50.	Revise to add a column and indicate the percentage of equity purchased by each purchaser. In addition, clarify why Deqing Jinxiu is not listed on the Principal Shareholders table.

(1)	To add a column and indicate the percentage of equity purchased by each purchaser

In response to the Staff’s comment, the Company has revised pages II-1-2 of the Revised Draft Registration Statement to disclose (1) the respective percentages of equity interest in Weidai Financial Information subscribed to by each purchaser, and (2) the percentage of shares in the Company purchased by each purchaser.

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(2)	Why Deqing Jinxiu is not listed on the Principal Shareholders table

The Company notes that Item 7 of Form 20-F requires disclosure of shareholders that are the beneficial owners of 5% or more of each class of the Company’s voting securities. The Company respectfully advises the Staff that although Deqing Jinxiu, an entity wholly owned by the founder and his wife, is a shareholder of Weidai Financial Information (the Company’s variable interest entity), Deqing Jinxiu does not hold, directly or indirectly, any beneficial ownership in the Company. Therefore, the Company believes that Deqing Jinxiu is not required to be listed on the Principal Shareholders table pursuant to Item 7 of Form 20-F.

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Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Teresa Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at +86 20 2881 2773 or via email at teresa.zhao@cn.ey.com or Leo Li, Chief Financial Officer of the Company, by phone at +86 185 0164 1666. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Hong Yao, Chairman and Chief Executive Officer, Weidai Ltd.
Leo Li, Chief Financial Officer, Weidai Ltd.
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Teresa Zhao, Partner, Ernst & Young Hua Ming LLP

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Securities and Exchange Commission

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ANNEX A

Agreements with Various Counterparties

Agreements with Borrowers and Online Investors

A-1	English translation of form Loan Agreement among the Company, borrowers and online investors (for auto-backed loans)

A-2	English translation of form Collateral Agreement among the Company, borrowers and online investors (for auto-backed loans)

A-3	English translation of form Creditor Right Assignment Notice and Repayment Agreement (for auto-backed loans)

A-4	English translation of form Loan Agreement among the Company, borrowers and online investors (for other loans)

A-5	English translation of form Creditor Right Assignment and Repayment Agreement (for other loans)

Agreements with Online Investor for Participation in Investment Programs

A-6	English translation of form Service Agreement between the Company and online investors with respect to Premier Investment Program

A-7	English translation of form Service Agreement between the Company and online investors with respect to X Investment Program

Agreements with Institutional Funding Partners

A-8-1	English translation of Cooperation Agreement between the Company and institutional funding partner (where the Company uses funds received from the institutional funding partner to originate loans and provides guarantees to the institutional funding partner)

A-8-2	English translation of Intermediary Agreement between the Company and borrower (where the Company refers the borrower to institutional funding partner pursuant to A-9-1 form Cooperation Agreement)

A-9-1	English translation of Cooperation Agreement between the Company and institutional funding partner (where institutional funding partner originate loans itself and the Company provides guarantee to the institutional funding partner)

A-9-2	English translation of Intermediary Agreement between the Company and borrower (where the Company refers the borrower to institutional funding partner pursuant to A-10-1 form Cooperation Agreement)

Agreement with Corporate Investors

A-10	English translation of Cooperation Agreement between the Company and corporate investor (the Company uses funds received from the corporate investor to originate loans and provides guarantee to the corporate investor)

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Agreement between Fuzhou Online Microcredit and Borrowers

A-11	English translation of form Advance Agreement between Fuzhou Online Microcredit and borrowers

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ANNEX B

Sample Journal Entries

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Annex A-1

Loan Agreement

WHEREAS:

1.    The intermediary service provider is a limited liability company incorporated legally and validly existing in Hangzhou, China, owns and operates Weidai (website: weidai.com.cn, hereinafter the “intermediary service provider”) , which provides consultancy, information provision, entrusted services and other intermediary service.

2.    Both Lender and Borrower have read and agree to comply with the terms of registration notice of www.weidai.com.cn, registered as a user of www.weidai.com.cn and accepted various rules in relation to the registered users as released on the website of Weidai.

3.    Both Lender and Borrower agree to, through the intermediary service provider, enter into this Loan Agreement by electronic contract. Each Party has carefully read the body of this Loan Agreement and understands each clause hereto, and agrees that it represents a sincere intention of both parties.

In order to settle the principal and interest to Fuzhou Weidai Online Micorcredit Co., Ltd. in relation to the loan granted to the Borrower, both Borrower and each Lender, through the intermediary service provided by Weidai Net, agree as follows, in relation to the Loan:

Article 1. Basic Information about Parties hereto

Lender	Name and ID at Weidai	Lender as listed in Article 3 of this Agreement
Intermediary Service Provider	Name	Weidai (Hangzhou) Financial Information Service Ltd. ("Weidai")
	Name	Certificate No.
Borrower	Mobile Phone	Email
Communication Address

(The items marked with "*" must be filled in.)

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Article 2.    The Borrower acknowledge that I/We (in case of an enterprise) obtained the Loan from the Lender through the intermediary service provided by Weidaiand entered into electronic version of Loan Agreement and relevant agreement and document by electronic signature on the website of Weidai (weidai.com.cn) . I acknowledge that I/We never enter into such Loan Agreement and relevant agreement and document in printed form and confirm that I/We entered into such Loan Agreement and relevant agreement and document by electronic signature. I/We sincerely intent to enter into the Loan Agreement and relevant agreement and document and confirm the effect of the same.

Article 3. The details of the Loan is as follows:

ID of the Lender	Name of the Lender	Amount of the Loan	Term of the Loan	Annual interest rate	Drawdown date	Due Date	Monthy repayment date	Total amount to be repaid (principal and interest)

Notes: All parties agree that the detailed identity information of the Lender will be subject to that of the Lender actually granted the Loan upon credit matching service of Weidai. To protect private information of the Lender, the parties agree that Weidai will keep detailed identity information of the Lender. Both Borrower and Lender have no objection hereto.

Article 4.    Repayment

4.1    The Borrower undertakes that he shall repay to the Lender in full amount and in time according to payment schedule set out in Article 3 of this Agreement.

4.2    Each installment to be repaid by the Borrower shall be calculated as follows: total monthly repayment amount = monthly interest to be paid + monthly principal to be repaid.

4.3    The final installment to be settled by the Borrower shall comprise the entire balance of the principal, interest and all other expenses incurred hereunder.

Article 5.    Payment Method of the Loan and Method of Repayment

5.1    The Lender agrees that, upon the approval of the Loan provided to the Borrower, shall entrust Weidai to deposit such Loan to the bank account of the Borrower directly upon the effectiveness hereof. The Borrower authorizes Weidai to transfer the Loan from its account to the bank account as designated by Fuzhou Weidai Online Micorcredit Co., Ltd. directly upon effectiveness of this Loan Agreement. The Borrower authorizes Weidai to transfer the repayment directly to the Lender’s account. Both Lender and Borrower authorize Weidai to entrust a bank to transfer any payables or repayment in relation to the principal and interest and other expenses to be paid from the Lender’s account or the Borrower’s account.

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5.2    Various benefits to which a Lender should be entitled, including but not limited to the interest and incentives, etc., as announced by Weidai through its website or as expressly indicated through various means have been already included in the interest in relation to the Loan herein.

5.3    Both Borrower and Lender agree that, Weidai accepts the funds transfer service entrusted by the Borrower or the Lender. The Borrower or the Lender shall take responsibility for all legal consequences in relation to the entrustment.

6.    Overdue Payment

6.1    If the Loan is overdue, in addition to the accrued interest to be paid by the Borrower to the Lender, the Borrower shall also assume the liabilities for breach as stipulated in Article 9. The Lender shall be entitled to terminate the agreement early and demand the Borrower to settle the entire Loan and interest. Both Lender and Borrower agree and acknowledge that, Weidai may collect any overdue and outstanding principal and interest from the Borrower through SMS, telephone, in person or engaging external debt collectors. Both Borrower and Lender agree that, the above overdue penalty shall be the service fee in relation to such payment collection and shall be paid by the Borrower directly to Weidai or Loan Assignee, if any.

6.2    The Borrower agrees that, the Borrower shall be liable for the costs, including but not limited to legal costs, incurred to the Lender due to the overdue payment.

6.3    The Borrower agrees that, if the Borrower defaults payment of any installment, both Lender and Borrower agree and support that one or more of the following measures to be adopted by Weidai:

6.3.1    The relevant ID information and other personal information of the Borrower to be released to the public through page named “overdue blacklist” on Weidai;

6.3.2    The relevant ID information and other personal information of the Borrower to be duly filed to “Bad Credit Record” and be listed in the blacklist of national individual credit reporting system\. (The data contained in the Bad Credit Record shall be provided to various organizations such as bank, telecommunication, guarantee company, employment agency for bad credit record checking);

6.3.3    The Borrower shall be responsible for all legal consequences due to any legal action taken against him.

6.3.4    Demand the entire principal and interest in relation to the Loan from the Borrower, and early termination of the Loan Agreement.

Article 7.    Assignment of the Loan

7.1    The Borrower acknowledges and agrees that, during the performance of this Agreement, the Lender may transfer any entitlement of the rights in relation to the Loan (hereinafter the “Rights”), entire or parts thereof, hereunder to any third party and there is no limitation on the number of transfer.

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7.2    If the Lender transfers his entire Rights or parts thereof to any third party, he shall notify the Borrower legally through correspondence, email, SMS, telephone or in person. The Borrower shall be bound by such transfer of Rights from the date when the notice of such transfer of Rights is delivered by or on behalf of the Lender to the Borrower through the manner of contact of the Borrower set forth in this Agreement or the Application Form of Weidai for Loan Guaranteed by Automobile Mortgage and Client Information, and the date of service of the notice is subject to that set forth in Article 11.3 hereof.

7.3    In relation to the assignment of the Loan, the Lender hereby unconditionally and irrevocably grant authority and power to Weidai for the following matter:

7.3.1    Subject to the Article 7.7 of this Agreement, or other provisions herein, or the occurrence of the transfer of Rights as announced by Weidai, Weidai, for and on behalf of the entire Lender, shall enter into Loan Assignment Agreement and/or Loan Assignment Confirmation and other contracts and documents in relation to the transfer of Rights with Loan Assignee (or with Loan Assignee and the Borrower);

7.3.2    To notify the Borrower about the transfer of Rights, including the Loan Assignee;

7.3.3    To receive the consideration in relation to the transfer of Rights on behalf of the Lender;

The above entrustment shall be effective from the date hereof and be expired on the date when the entire principal and interest in relation to the Loan and the related fees hereunder are settled in full.

7.4    The Borrower hereby is well-informed about the entrustment authority of Weidai, is liable to settle the repayment in relation to the Rights to Loan Assignee upon the receipt of Loan Assignment Notice from Weidai, without the presentation from Weidai in relation to any written entrustment from the Lender.

7.5    If the Lender transfers his entire Rights or parts thereof to any third party, the corresponding rights and obligations under this Loan Agreement, including but not limited to claiming overdue penalty, interest, right to terminate the agreement early or payment obligation to agent, shall be transferred to Loan Assignee.

7.6    During the usual course of repayment by the Borrower, the Lender may transfer his Rights to any third party according to the terms of assignment as announced by Weidai.

7.7    Both Lender and Borrower agree that, to protect the interest of the Lender, if Weidai deems necessary, including but not limited to the failure of settlement to any installment of the principal and interest by Borrower as per schedule or any overdue risk by the Borrower as Weidai considers, the entire Lender agrees unanimously that the Rights hereunder shall be transferred to Weidai or the third party, which shall be introduced by Weidai and be able to accept such transfer. The Lender hereby authorizes Weidai that, upon the occurrence of the above, Weidai shall act as the agent to the entire Lender and acts for and on behalf of them for the followings: selection of the Loan Assignee; execution of all contracts and documents in relation to the transfer of Rights with Loan Assignee; delivery of the Loan Assignment Notice to the Borrower; making decision or taking action in relation to the transfer of Rights, including but not limited to determination otherwise of the consideration of the transfer of Rights, the time and method of payment of the consideration, based on the actual situation. Upon the delivery of the Loan Assignment Notice to the Borrower, the Loan Assignee shall replace the Lender, become the new creditor hereunder and be entitled to all benefits upon the Rights.

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Article 8.    Intermediary Service Fee and Other Fees Charged by Weidai

8.1    Intermediary service fee means any remuneration that is respectively paid by the Borrower and the Lender to the intermediary service provider (i.e Weidai) due to its provision of various service to both Borrower and Lender, such as the transaction information, credit consultation, credit assessment, repayment reminder, account management, special repayment arrangement, transfer of Rights .

8.2    The Borrower agrees that, upon the successful drawdown of the Loan, it shall pay account management fee to Weidai each month. Such amount shall be paid by the Borrower actively to the account as designated by Weidai Net each month.

8.3    The Lender agrees that, upon the successful drawdown of the Loan, a portion of the interest received for the Loan, as the fee for the intermediary service, shall be paid to Weidai each month. Such amount shall be, upon the unanimous agreement between the Lender and the Borrower, deducted by Weidai directly from the settlement of principal and interest by the Borrower .

8.4    If the Borrower has incurred comprehensive service fee and mortgage registeration fee or other fees through service of a third party other than Weidai, or has incurred other fees by signing other agreement with a third party which is related to this Loan Agreement and acknowledged by Weidai, it may entrust Weidai to collect such fees which shall then pay such fees to the third party..

8.5    Any fees and standard thereof, including the above expenses, may be released by Weidai in advance on its official website. Both Lender and Borrower are fully aware of, before the execution of this Agreement, the above measures, and refer to such fees and standard thereof as released by Weidai or as signed by them as the prevailing standard.

Article 9.    Liabilities for Breach

9.1    Each Party to this Agreement are required to strictly perform the obligation hereunder. In the event of default by either Party, the breaching party shall indemnify the expenses and losses incurred by other parties arising from such default, including but not limited to investigation fees, arbitration costs and legal costs.

9.2    Both Lender and Borrower agree that, upon the occurrence of the one or more of the following on the part of the Borrower, all outstanding loan hereunder shall be due automatically early. The Borrower shall settle immediately entire principal and interest, overdue interest and all other fees incurred hereunder upon the receipt of early due notice in relation to the Loan or notice of termination of agreement Weidai:

9.2.1    Overdue payment of any installment for any reason for more than 3 days by the Borrower;

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9.2.2    Failure to notify Weidai within 30 days from the change in employer, employment or residential address of the Borrower;

9.2.3    Failure to notify Weidai within 7 days from the occurrence of any event on the part of the Borrower that shall adversely affect the repayment of the Loan hereunder.

9.3    The Borrower shall process the settlement in each installment as scheduled . If the Borrower fails to apply for deferment within specific period due to his own reasons, it shall be deemed as default. Overdue penalty shall be calculated at 1‰/day based on the outstanding balance of the principal of the Borrower. The Borrower shall also be responsible for the collection fee, if any.

9.4    The Borrower shall settle each installment in the following order:

9.4.1    Except items under Articles 9.4.2—9.4.6, all other expenses incurred hereunder:

9.4.2    The overdue penalty;

9.4.3    The overdue interest;

9.4.4    The overdue principal;

9.4.5    Accrued interest;

9.4.6    Accrued principal.

Article 10.    Governing Law

10.1    For any dispute arises out of or in connection with this Agreement, the Parties agree to submit the dispute to Guangzhou Arbitration Commission for online arbitration and written hearing pursuant to online arbitration rules of such commission effective at the time of submission of the dispute. The arbitration award shall be final and binding upon both Parties.

11.    Special Provisions

11.1    The Lender undertakes that, the fund used as Loan is legally obtained. Meanwhile, the Borrower undertakes that, the Loan borrowed hereunder shall be applied as per terms hereof and shall not be applied to any illegal activities, including but not limited to gambling, drug addiction, drug trafficking, prostitution, and all high-risk investment, such as securities and futures, lotteries If the Borrower breaches aforesaid or is suspected to breach the aforesaid, the Lender shall be entitled to adopt the following measures:

11.1.1    Announcement in relation to early collection of the entire Loan;

11.1.2    The Lender shall report to the relevant authorities such as police, collect such Loan and investigate into the criminal liability of the Borrower. Both Lender and the Borrower agree and authorize Weidai to adopt the foregoing measures.

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11.2    Neither the Borrower nor the Lender conduct illegal transaction, such as withdrawing cash from credit cards or other money laundering, by using the platform of Weidai. If such case is found, Weidai may report to the relevant authorities such as police and offending parties shall be subject to legal liability.

11.3    To receive any notice in relation to this Agreement, including but not limited to repayment notice, Loan Assignment Notice, etc., the Borrower hereby provide various contact information as follows:

11.3.1    Mobile phone, if any, notice shall be deemed to have been effectively given if successfully served by SMS;

11.3.2    QQ, if any, notice shall be deemed to have been effectively given if successfully served by QQ message;

11.3.3    Email, if any, notice shall be deemed to have been effectively given if successfully served by email;

11.3.4    Notice shall be deemed to have been effectively given if successfully served by private message to the Borrower within the website of Weidai;

11.3.5    Mail or courier: notice shall be deemed to have been effectively given on the third business day after posting or on the date of signing acknowledgement receipt, if served by courier or mail to the address as shown on the Borrower’s ID or business license, whichever is earlier;

11.3.6    Notice shall be deemed to have been effectively given on the date when the Borrower accepts the document by signing the acknowledgement receipt in writing if served in person. The Borrower shall be legally bound if he acknowledges receipt of the notice by any of the above contact methods.

11.4    The Parties hereto confirm that the email addresses set forth herein shall be the address for communications between the Parties and service of relevant documents by the arbitration agency after submitting a dispute to arbitration, and the mobile phone numbers set forth herein shall be used as the number to receive SMS messages. Any notice sent by any Party hereto to the other Party or sent by the arbitration agency to both Parties, in the form of email or short message, shall be deemed as served if sent to the email address or mobile phone number set forth herein. If any Party wishes to change its email address or mobile phone number, it shall notify the other Party within three days of such change and obtain confirmation of the counterparty, otherwise, consequences thus caused shall be assumed by the changing Party.

11.5    Weidai may, during the application of the Borrower and the duration of the business, make enquiry or file the Borrower’s credit information to National Centralized Commercial and Consumer Credit Reporting System, the People’s Bank of China or through a credit reference agency as established under the approval of the State Council or other competent government authorities, or National Internet Finance Association of China. The credit information checked or filed includes, but not limited to, information about the debts and information that is necessary to assess the repayment ability.

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12.    General Provisions

12.1    This Agreement is prepared by electronic counterparts and executed by each party through electronic signature. Both Lender and Borrower entrust Weidai to maintain this Agreement. All agreements and documents signed in connection with the Loan are appendixes to this Agreement, including without limitation Instructions for and Confirmation by Borrower of Weidai, Authorization for Transfer of Funds. Such appendixes are an integral part of this Agreement and have the same force and effect as this Agreement.

12.2    This Agreement shall be effective from the date when the bid for the subject Loan was released on Weidai as entrusted by Borrower, and the Lender clicks to accept the bid in its entire amount, and the Loan was successfully granted to the Borrower on Weidai.

12.3    To the extent permitted by the laws, the Borrower and the Lender shall follow various rules of Weidai as released on the website during the performance of this Agreement.

12.4    Both the Lender and the Borrower agree, authorize or acknowledge that Weidai, as an intermediary online lending platform, may exercise any and all rights, release various notices or take various measures according to the terms of this Agreement, the authorization hereunder and other rules of Weidai, and the Borrower or the Lender shall take responsibility for all legal consequences and risks thus caused.

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Annex A-2

Collateral Agreement

Party A: the Lender as listed in Article 3 of the Loan Agreement

Designated delivery address:

Email:

Contact method:

Party B:	ID Number:

Designated delivery address:

Email:

Contact method:

Party C:

Designated delivery address:

Email:

Contact method:

Interpretation:

The “principal agreement” and “principal loan agreement ” mentioned herein all refer to the Loan Agreement signed between Party A and Party B through intermediary service of Weidai (www.weidai.com.cn).

The “creditor’s right” and “creditor’s right under principal agreement” mentioned herein all refer to the creditor’s right under the Loan Agreement signed by and between Party A and Party B. In order to ensure that debts of Party B under this Agreement be served during the term of the principal agreement, Party B is willing to provide a Collateral. To specify rights and obligations of each Party, pursuant to applicable laws and regulations, Party A hereby entrusts Party C to sign this Collateral Agreement with Party B, and this Agreement is hereby executed upon equal negotiation.

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1. Conditions of Collateral Provided by Party B

1.1 The Collateral provided by Party B is an automobile of ____________(brand and model); and its ownership and property certificate number (such as motor vehicle registration certificate number) is ____________; license plate number is____________; VIN(vehicle identification number) is ____________; engine number is____________; the Collateral is located at: ____________; its original value is RMB____________; its current value is RMB____________; other conditions to be explained: ____________.

2. Representations and Warranties of Party B

2.1 Party B represents that it has qualification to be a pledgor and may pledge a collateral, and has legitimate ownership or (and) disposal right to the Collateral. It is out of its own intention to provide collateral with the vehicle, and all contents of this Agreement reflect true intention of the Parties hereto.

2.2 It has full capacity to assume the liability for Collateral, and its liability hereunder will not be alleviated or exempted due to any order, change of property condition or any agreement entered into with any entity.

2.3 During term of establishment of the creditor’s right, the Collateral established under this Agreement will be applicable for the series of contracts, agreements and other legal documents signed between Party A and Party B to form or confirm the credit-debt relationship.

2.4 If Party B fails to repay the loan and relevant fees as agreed, Party A may require Party B to fully perform its liability within the scope of coverage of the Collateral.

2.5 As of the date hereof, the Collateral hereunder is not under any conditions of co-ownership, dispute, being attached, detained, or being mortgaged (pledged) or enforced. Otherwise, Party B shall assume liabilities for breach.

2.6 Party B undertakes to actively cooperate to complete the Collateral registration and subsequent change registration in connection with the Collateral.

3. Maximum Amount and Principal Creditor’s Right Guaranteed by Collateral

3.1 The maximum amount refers to the standard of amount agreed by the Parties to clarify the scope of liability to be assumed by Party B hereunder, and Party B will assume the liability with the Collateral hereunder with respect to all balance within such maximum amount incurred during term of establishment of the creditor’s right.

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3.2 The principal creditor’s right guaranteed hereunder shall mean all borrowings or other debts balance actually incurred by Party B up to the deadline of term of establishment of the creditor’s right during the term agreed hereunder and within the maximum amount.

3.3 The following creditor’s rights which already exist prior to creation of the maximum amount Collateral, upon consent of the Parties, may be incorporated into the scope of creditor’s right guaranteed by the maximum amount of the Collateral hereunder: any creditor’s right enjoyed by Party A against Party B within two years prior to execution of this Agreement.

3.4 For any legitimate creditor’s right enjoyed by any third party against Party B, if assigned to Party A by any third party or its agent, such creditor’s right may be deemed as principal creditor’s right guaranteed by the Collateral. If Party A or a third party entrusted by it has signed a Loan Assignment Notice and Repayment Agreement with Party B or a contract of similar nature, such agreement or contract shall be principal agreement of such creditor’s right.

3.5 After the creation of the maximum amount of the Collateral, the series of contracts, agreements and other legal documents (such as Loan Assignment Notice and Repayment Agreement) signed between Party A and Party B which form a credit-debt relationship between them during the term of establishment of the creditor’s right shall all be deemed as principal loan agreements.

4. Term for Payment of Debts under Principal Agreement

4.1 The term for payment of debts under the principal agreement shall be subject to the term set forth under such agreement.

4.2 If the debts under the principal agreement mature in advance due to occurrence of certain circumstances set forth under such agreement (including but not limited to prematurity resulting from failure to repay any installment in time and in full amount in case of repayment in installments), provisions under such agreement shall be followed.

5. Establishment of Creditor’s right

5.1 The term for establishment of the creditor’s right shall be five years from the date hereof (the date of expiration of such term is called a “Final Settlement Date”). Where Party A and Party B terminates this Agreement during such period, the date of termination shall be the Final Settlement Date.

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5.2 Where the term of establishment of the creditor’s right expires and the term of performance of all principal creditor’s rights also expires, but the creditor’s rights are not fully paid off yet, Party A or a third party designated by it may dispose of the Collateral to enforce the property right of the Collateral. Under any of the following circumstances, Party A may decide to bring the Final Settlement Date forward and re-determine the debt service term, and in the event that Party B still fails to pay off the debts upon expiration of the new debt service term, Party A or a third party designated by it may immediately dispose of the Collateral to enforce the property right of the Collateral so as to guarantee all legitimate rights and interests of Party A under the principal agreement:

5.2.1 Party B's operating conditions and/or financial conditions deteriorate, or borrows high interest rate loan which has not yet been repaid, or is involved in major economic disputes;

5.2.3 Party B is declared bankrupt, shut down, closed down, dissolved, suspended for rectification, suspended or revoked of permit, revoked of business license, or is cancelled or dissolved according to law (if Party B is a natural person, also including the circumstances of being declared dead, declared missing, loss of civil capacity, being taken compulsory measures to restrict personal freedom, or under such risk that his debt payment capacity is affected due to major health conditions, marriage, work, income, property and other factors.);

5.2.4 Party B or its legal representative or actual controller is or will soon be involved in any major litigation, arbitration, criminal and other legal disputes, or is under any other circumstance that is sufficient to affect its debt payment capacity or is lack of debt payment intention, and upon occurrence of any of the previous circumstances, Party A believes that it is necessary to establish the creditor’s right early;

5.2.5 Party B violates relevant rights and obligations hereunder;

5.2.6 The Collateral is attached, detained or taken other compulsory measures or is under control according to law;

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5.2.7 The value of the Collateral decreases significantly;

5.2.8 Party B violates provisions hereof or has other serious violation or is under any other circumstance materially affecting realization of the creditor’s right, and Party A believes that it is necessary to establish the creditor’s right early;

5.2.9 Party B  fails to pay the debts due (including debts declared to mature in advance) or have problem in performing the agreement.

6. Scope of Collateral

6.1 The scope of collateral of this Agreement include all principals, interests, penalties, compensations, expenses for realizing creditor’s rights and guarantee rights (including notarization, assessment, appraisal, auction, litigation or arbitration, delivery, enforcement, attorney representation, travel costs and other expenses for purpose of debt payment and disposal of Collateral) and all other fees payable under all the principal agreements and this Agreement.

6.3 Party B shall not conceal the facts that the Collateral is under conditions of co-ownership, dispute, being attached, detained, or already being Collateral (pledged) or leased (including on or after the date of execution of this Agreement), and if any economic losses is thus caused to Party A, it shall compensate all such losses to Party A.

6.4 During the term of Collateral, Party B shall properly maintain the Collateral, and keep it complete and intact, and shall be prepared for inspection by Party A or a third party designated by it at any time.

6.5 During the term of Collateral, where the Collateral is damaged, lost, confiscated or its value is decreased other than for reasons of Party A, the insurance premium, compensation or indemnification funds thus acquired shall be deemed as substitute of the Collateral and deposited into an account designated by Party A to continue providing guarantee for the principal creditor’s right, and may also be used for prepayment of the debts upon negotiation between Party A and Party B.

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6.6 Party B shall not have any act that may cause value of the Collateral to decrease, otherwise, Party A or a third party designated by it may require Party B to stop such act. In case that such act has already caused decrease of value of the Collateral, Party B shall restore value of the Collateral within fifteen (15) days, or provide additional security corresponding to the decreased value. Where Party B does not restore the value and fails to provide security as required, Party A or a third party designated by it may temporarily detain, auction or sell the Collateral or convert it into money, and use the proceeds derived therefrom to first pay the debts or convert them into deposit to provide security.

6.6 During the term of Collateral, without written consent of Party A or a third party designated by it, Party B shall not dispose of the Collateral property hereunder in the form of gift, transfer, lease, assignment, re-mortgage (pledge) or any other manner.

6.7 During the term of Collateral, upon written consent of Party A or a third party designated by it, Party B may assign the Collateral provided that the proceeds derived from such assignment shall first be used to prepay the debts it secured.

6.8 During the term of this Agreement, if Party A and Party B agree to change provisions of the principal agreement (including but not limited to change of the manner of repayment of loan, authorized bank account used to repay the loan, purpose of the loan, repayment schedule, value date, interest settlement date, commencement or ending date of the term of repayment of loan), Party B agrees that it will continue to provide Collateral guarantee for the principal creditor’s right, interests, penalties, compensation funds and fees for realizing the creditor’s rights under the changed principal agreement (including notarization, assessment, auction, litigation or arbitration, delivery, enforcement, attorney representation costs and other expenses).

7. Exercise and Enforcement of Collateral Right

7.1 If Party B does not perform debt obligations or does not perform debt obligation as required, or is under any circumstance set forth hereunder for exercising or enforcing Collateral right, Party A or a third party designated by it has right to dispose of the Collateral through re-collateralize, converting into money, auction, sale or other manner, and first get paid with proceeds derived from such disposal.

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7.2 Party A and Party B mutually confirm that if Party B fails to repay the loan in time and in full amount pursuant to provisions of the loan agreement, and fails to strictly perform this Agreement, Party A or a third party designated by it has right to temporarily detain the Collateral, and assign such Collateral and creditor’s rights under its principal agreement to a third party, or dispose of such Collateral through re-collateralize, converting into money, auction, sale or other manner, and get paid with proceeds derived from such disposal, and if the proceeds are not sufficient to pay the debt, Party A (or the creditor’s right’s assignee) may recover the shortage from Party B. Where losses are caused to Party B due to temporary detention of the Collateral, Party A (or the creditor’s right’s assignee) does not need to make compensation.

8. Order of Payment

The proceeds derived by Party A or a third party designated by it from disposal of the Collateral according to law may be used to pay the following items in an order of priority as needed:

8.1 Payment of notarization, assessment, auction and all other expenses for enforcing the property rights of Collateral and other guaranty rights;

8.2 Payment of litigation or arbitration, delivery, enforcement, attorney representation, travel costs and all other expenses for purpose of realizing creditor’s rights by Party A;

8.3 Payment of interests on all debts owed by Party B to Party A;

8.4 Payment of all principals (including advance payment incurred under the principal agreement, if any), formalities fees, penalties, compensations owed by Party B to Party A under all principal agreements

9. Notice and Delivery

Party A and Party B confirm that the email addresses set forth herein shall be the addresses for communications between the Parties and delivery of relevant documents by the arbitration agency after submitting a dispute to arbitration, and the mobile phone numbers set forth herein shall be used as the numbers to receive short message notices. Any notice sent by any Party to the other Party or sent by the arbitration agency to both Parties, in the form of email or short message, shall be deemed as effectively given if sent to the email address or mobile phone number set forth herein. If any Party wishes to change its email address or mobile phone number, it shall notify the other Party within three days of such change and obtain confirmation of the counterparty, otherwise, consequences thus caused shall be assumed by the changing Party.

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10. Dispute Resolution

In the event that any dispute arises between Party A and Party B during performance of this Agreement, the Parties agree to submit the dispute to Guangzhou Arbitration Commission for online arbitration and written hearing pursuant to online arbitration rules of such commission effective at the time of submission of the dispute. The arbitration award shall be final and binding upon both Parties.

11. Miscellaneous

11.1 Unless there are reliable and definite evidence to the contrary, the internal accounts records of Party A related to the principal, interests, fees and repayment records and others, and the receipts, vouchers produced during the course of funds withdrawal, loan repayment, interest payment and other transactions by Party B which are prepared or kept by Party A or its designated third party as well as records and vouchers of Party A to request for payment of the debts, all constitute definite evidence for proving credit-debt relationship hereunder.

11.2 This Agreement shall take effect upon signature and seal by Party B and Party C.

Party B has read all provisions of this Agreement. Upon request of Party B, Party C has made relevant explanations regarding this Agreement and the principal agreement. Party B is fully aware of and understands meaning of provisions of this Agreement and the principal agreement and relevant legal consequences.

Party B (Signature):

To affix common seal if Party B is an enterprise:

Party C (Common Seal):

Signed on:

Signed at:

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Annex A-3

Creditor Right Assignment Notice and Repayment Agreement

Party A, as Loan Assignee:

Party B, as Debtor:	ID Number:

Party C, as Loan Transferor:  the Lender, as defined in electronic version of Loan Agreement in Weidai.com.cn (借款协议书)

Agent to Party C as the intermediary service provider: Weidai (Hangzhou) Financial Information Service Ltd. (hereinafter “weidai.com.cn”)

1. On [●], Party B, through the intermediary service provided by weidai.com.cn, borrowed a Loan and entered into an electronic version of Loan Agreement on website of weidai.com.cn by electronics means. Party B confirms that he sincerely intends to enter into an effective contract and confirms the receipt of the entire Loan from weidai.com.cn.

2. According to the above Loan Agreement, the Lender entrusts weidai.com.cn to be responsible for the above transfer of rights in relation to the Loan, including but not limited to the execution the relevant agreement in relation to the Loan and Loan Assignment Notice, etc. Party B is well-informed the entrustment authority of weidai.com.cn.

3. Therefore, weidai.com.cn, under the entrustment, transfers the entitlement of the rights and entire benefits attached to the Lender against the Borrower upon the above the Loan Agreement to Party A.

4. Effective from the date hereof, Party B shall settle the principal and interest in time to Party A according to the terms of Loan Agreement. In case of any overdue payment, Party B shall pay the various overdue interest, overdue penalty, etc. to Party A as agreed according to the overdue situation. Party B shall transfer all the payment to the bank account as designated by Party A and agree the place of execution hereof on the place where the principal office of Party A is located.

5. Under the original agreement as per the Loan Agreement and the overdue situation of Party B, both Parties confirm that, with effective from the date hereof, the outstanding payment of Party B owned to Party A shall be RMB [●] (Renminbi [●] ) and the outstanding interest shall be RMB [●] (Renminbi [●] ). Party B shall assume all expenses incurred by Party A in relation to the provision of the Loan, including but not limited to arbitration expenses, property preservation fee, legal costs, travel expenses, execution charges, assessment fee and auction charge etc. To secure the performance of the obligations in relation to the above Loan, Party B may provide collateral to Party A, and the collateral provided shall be a vehicle branded [●] with Vehicle Registration Number [●],Vehicle Identification Number [●] and Engine Serial Number[●]. Party B agrees that Party A shall file the charge with the cap first. If Party B previously entered into a charge or pledge contract with the cap contained with Party A. Party A has the right to receive priority compensation according to the agreement.

6. Any dispute arising out hereof, or in relation hereto, shall be submitted to, and finally settled in writing, by the Quzhou Arbitration Commission under the applicable Arbitration Rules for Network (including applicable Internet Financial Arbitration Special Provisions) in force when the notice of arbitration is submitted. The award rendered by Quzhou Arbitration Commission shall be final and binding on the parties.

7. This Agreement shall be effective upon the satisfaction of the following conditions: 1) Party B fails to settle the principal and interest in time and in full according to the terms of Loan Agreement; 2) after the occurrence of clause 1 as abovementioned 1), the assignment of Loan shall be made between Party A and Party C according to this Agreement. Each Party acknowledges, before the satisfaction of the aforesaid conditions, Party A takes no responsibility for any obligation of assignment of the Loan, provide no guarantee for such Loan or takes no joint and several responsibility.

8. Depends on the actual repayment ability of the Party B, Party A is entitled to unilaterally terminate this agreement without assuming any liability for breach of contract.

9. In case of any dispute between this Agreement and Vehicle Charge Agreement in relation to the provision of guarantee (based on the name of the agreement in relation to the Vehicle Management) to the Vehicle Management, this Agreement shall prevail.

Party A:	Party B:	Agent to Party C:

Date of execution: [●]

Annex A-4

Loan Agreement

Contract Number: **will be generated after the confirmation of the order**

Date: [●]

The Lender: as listed in the clause 2 to this Agreement

The Lender:	ID Number:

The intermediary service provider: Weidai (Hangzhou) Financial Information Service Ltd.

WHEREAS:

1.     Weidai (Hangzhou) Financial Information Service Ltd., a limited liability company incorporated legally and existing in Hangzhou, China, owns and operates www.weidai.com.cn (www.weidai.com.cn, hereinafter the “intermediary service provider”) which provides intermediary service, such as the gathering, release and exchange of information as well as credit matching for its subscribers. The term “www.weidai.com.cn” referred hereto means its website and relevant mobile APP platform terminal and /or intermediary service provider. Each Party acknowledges that, in order to provide better service to both Lender and Borrower, www.weidai.com.cn shall have the right, based on the actual business needs, determine if it should provide information service to both Lender and Borrower with any third party company, if any (and in case of co-operation with such third party company, hereinafter the “Service Partner”).

2.     Both Lender and Borrower have read and accepted to the terms of registration notice of www.weidai.com.cn, registered as a user of www.weidai.com.cn and accepted various rules in relation to the registered users as released on the website of www.weidai.com.cn.

3.    The Borrower has been granted credit facility by an intermediary service provider. Subject to the credit limit and during the credit term, the concerned intermediary service provider shall, on behalf of the Borrower, provide intermediary service in relation to taking out the Loan from the Lender.

4.    Both Lender and Borrower agree that, through the intermediary service provider and the Service Partner, if any, enter into this Loan Agreement by electronic contract. Each Party has carefully read the body of this Loan Agreement and understands each clause hereto, and represents a sincere intention of both parties.

In order to settle the principal and interest to Fuzhou Weidai Online Micorcredit Co., Ltd. in relation to the loan granted to the Borrower, both Borrower and each Lender, through the intermediary service provided by www.weidai.com.cn, agree as follows, in relation to the Loan:

1.	The Borrower acknowledges that:

I/We obtained the Loan from the Lender through the intermediary service provided by www.weidai.com.cn and entered into electronic version of Loan Agreement and relevant agreement and document by clicking the website of www.weidai.com.cn online. I acknowledge that I/We never enter into such Loan Agreement and relevant agreement and document in printed form and confirm that I/We entered into such Loan Agreement and relevant agreement and document online. I/We sincerely intent to enter into the Loan Agreement and relevant agreement and document and confirm the effect of the same.

2.	The details of the subject Loan is as follows:

the ID of the Lender	the Name of the Lender	Amount of the Loan	the Term of the Loan	Annual interest rate	Drawdown date	Due Date	Monthy repayment date	Total amount to be repaid (principal and interest)

3.	Repayment

3.1    The Borrower undertakes that he shall repay to the Lender in full amount and in time according to payment schedule set out in Clause 2 to this Agreement. The interest rate shall be based on the duration of the Loan. While the mouthy interest rate of the Loan shall be the annual interest rate/12, the daily interest rate of which shall be annual interest rate/360.

3.2    Each instalment to be repaid by the Borrower shall be calculated as follows: total mouthy repayment amount = monthly interest to be paid + monthly principal to be repaid.

3.3    The final instalment to be settled by the Borrower shall comprise the entire balance of the principal, interest and other expense incurred hereunder.

4.	The payment method of the Loan and the repayment

4.1    The Lender agrees that, upon the approval of the Loan provided to the Borrower, shall entrust www.weidai.com.cn to deposit such Loan to the Borrower directly or the bank account as designated by the Borrower upon the effectiveness hereof. The Borrower authorizes www.weidai.com.cn to deposit the Loan to the bank account as designated by Fuzhou Weidai Online Micorcredit Co., Ltd. directly with effect from this Loan Agreement. The Borrower authorizes www.weidai.com.cn, entrusted bank, Service Partner or third party payment agent to transfer the settlement directly to the Lender’s account. Both Lender and Borrower authorize www.weidai.com.cn, entrusted bank or third party payment agent to debit any payables or settlement in relation to the principal and interest and other expenses to be paid from the Lender’s account or the Borrower’s account.

4.2    Various benefits to which a Lender should be entitled, including but not limited to the interest and incentives, etc., as announced by www.weidai.com.cn through website or as expressly indicated through various means have been already included to the interest in relation to the Loan herein.

4.3    Both Borrower and Lender agree that, www.weidai.com.cn, Service Partner accept the payment entrusted by the Borrower or the Lender. The Borrower or the Lender shall take responsibility for all legal consequences in relation to the entrustment.

4.4    The Borrower agrees that, the Value Date shall be the date when he receives message issued by www.weidai.com.cn in relation to the successful drawdown of the Loan. Mature Date will be the date when the Lender receives the Loan and its interest. Due to the time took during the fund transfer, the Borrower accepts and allows that, there shall be 48-hour buffer from message received from www.weidai.com.cn in relation to the successful drawdown of the Loan to the Loan received by the Borrower and the fund transferred from Borrower’s bank account to the fund received by the Lender. During such reasonable buffer, the Borrower shall be responsible for the interest accrued during such period on a voluntary basis.

4.5    The place of execution of this Agreement and the performance of repayment shall be in Shangcheng District, Hangzhou city, Zhejiang province.

5.    Overdue payment

5.1    If the Loan is overdue, in addition to the accrued interest to be paid by the Borrower to the Lender, the Borrower shall be responsible for the overdue penalty as stipulated in clause 9.3. The Lender shall be entitled to terminate the contract early and demand the Borrower to settle the entire Loan and interest. Both Lender and Borrower agree and acknowledge that, www.weidai.com.cn and other third party intermediary service provider as authorized by www.weidai.com.cn may collect any overdue and outstanding principal and interest from the Borrower through SMS, telephone, in person or engaging external debt collectors. Both Borrower and Lender agree that, the above overdue penalty and the penalty as stipulated in this Agreement shall be the service fee in relation to such payment collection and shall be paid by the Borrower directly to www.weidai.com.cn or Loan Assignee, if any;

5.2    The Borrower agrees that, the Borrower shall be responsible for the costs, including but not limited to legal costs, incurred to the creditor due to the collection of the overdue payment;

5.3    If the Borrower defaults payment, both Lender and Borrower agree and support that one or more of the following measures to be adapted by www.weidai.com.cn and Service Partner, if any:

5.3.1    the relevant ID information and other personal information of the Borrower to be released to the public through page named “overdue blacklist” on www.weidai.com.cn;

5.3.2    the relevant ID information and other personal information of the Borrower to be duly filed to “Bad Credit Record” and be listed in the blacklist of national individual credit reporting system. The data contained in the Bad Credit Record shall be provided to various organizations such as bank, telecommunication, guarantee company, employment agency for bad credit record checking;

5.3.3    The Borrower shall be responsible for all legal consequences due to any action taken against the him.

5.3.4    Early release of the Loan Agreement and demand the entire principal and interest in relation to the Loan and the overdue penalty, if any, from the Borrower.

6.    Early repayment

Each Party agrees that, if the Borrower opts for a one-off payment for the principal and interest, he shall be entitled to repay the entire loans or parts thereof early. He shall also be responsible for the payment of entire interest, including interest not yet due, as provided herein. Any shortfall of interest due to rounding, which shall not exceed RMB 0.11, shall be responsible by the Borrower.

7.    Assignment of the Loan

7.1    The Borrower acknowledges and agrees that, during the performance of this Agreement by the Lender may transfer any entitlement of the rights in relation to the Loan and attached benefits thereof (hereinafter the “Rights”), entire or parts thereof, hereunder to any third party and there is no limitation on the number of transfer.

7.2    If the Lender transfer his entire Rights or parts thereof to any third party, he shall notify the Borrower legally through correspondence, email, SMS, telephone or in person. The Borrower shall be bound by such transfer of Rights from the date when the notice of such transfer of Rights is delivered by or on behalf of the Lender.

7.3    In relation to the assignment of the Loan, the Lender hereby unconditionally and irrevocably grant authority and power to www.weidai.com.cn for the following matter:

7.3.1    subject to the clause 7.7 to this Agreement, or other provisions herein, or the occurrence of the transfer of Rights as announced by www.weidai.com.cn, www.weidai.com.cn, for and on behalf of the entire Lender, shall enter into Loan Assignment Agreement and/or Loan Assignment Confirmation and other contracts and document in relation to the transfer of Rights with Loan Assignee (or with Loan Assignee and the Borrower);

7.3.2    to notify the Borrower about the transfer of Rights, including the Loan Assignee;

7.3.3    to receive the consideration in relation to the transfer of Rights on behalf of the Lender;

The above entrustment shall be effective from the date hereof and be expired on the date when the entire principal and interest in relation to the Loan and the related fee hereunder are settled in full.

7.4    The Borrower hereby is well-informed the entrustment authority of www.weidai.com.cn, is liable to settle the repayment in relation to the Rights to Loan Assignee upon the receipt Loan Assignment Confirmation from www.weidai.com.cn, without the presentation from www.weidai.com.cn in relation to any written entrustment from the Lender.

7.5    If the Lender transfer his entire Rights or parts thereof to any third party, the corresponding rights and obligation under this Loan Agreement, including but not limited to claimed overdue penalty, interest, right to terminate the contract early or payment obligation to agent, shall be transferred to Loan Assignee.

7.6    During the usual course of repayment by the Borrower, the Lender may transfer his Rights to any third party according to the terms of transference as announced by www.weidai.com.cn.

7.7    Both Lender and Borrower agree that, to focus on the interest of the Lender, if www.weidai.com.cn deems necessary, including but not limited to the failure of settlement to any instalment of the principal and interest by Borrower as per schedule or any overdue risk by the Borrower as www.weidai.com.cn considers, the entire Lender agrees unanimously that the Rights hereunder shall be transferred to the third party, who shall be introduced by www.weidai.com.cn and be able to accept such transfer. The Lender hereby authorizes that www.weidai.com.cn, upon the occurrence of the above, www.weidai.com.cn shall be act as the agent to the entire Lender and acts for on behalf of them for the followings: selection of the Loan Assignee; execution the all contracts and documents in relation to the transfer of Rights with Loan Assignee; delivery of the Loan Assignment Notice to the Borrower; making decision or acting action in relation to the transfer of Rights, including but not limited to determination otherwise the consideration of, the time of the payment and the method of, the transfer of Rights based on the actual situation. Upon the delivery of the Loan Assignment Notice to the Borrower, the Loan Assignee shall replace the Lender, become the new creditor hereunder and be entitled to all benefits upon the Rights.

8.    The fees charged by www.weidai.com.cn and Service Partner, if any

8.1    Management fee means any remuneration shall be paid by the Borrower to www.weidai.com.cn and Service Partner, if any, due to the provision of various of service to both Borrower and Lender, such as the transaction information, credit consultation, credit assessment, repayment reminder, account management, special repayment arrangement, transfer of Rights by intermediary service provider and Service Partner. Such amount shall be paid by the Borrower upon the settlement of principal and interest in each instalment actively to the account as designated by www.weidai.com.cn.

Management fee to be payable by the Borrower each instalment = Management fee ÷ number of the instalments

(note: unless otherwise specified in this Agreement, each instalment shall be one month)

The details of the fees is as follows:

The name of the Borrower	Management fee

8.2    The Borrower agrees that, upon the successful drawdown of the Loan, management fee, if any, shall be paid to the account as designated by www.weidai.com.cn each month. Such amount shall be paid by the Borrower in each instalment actively to the account as designated by www.weidai.com.cn.

8.3     The Lender agrees that, upon the successful drawdown of the Loan, a portion of the interest received, as the service fee for the intermediary service, if any, shall be paid to www.weidai.com.cn each month. Such amount shall be the unanimous agreement between the Lender and the Borrower to be debited directly from the settlement of principal and interest by the Borrower to www.weidai.com.cn directly.

8.4    If the Borrower enters into this Loan Agreement through the intermediary service provided by any third party, or the Borrower enters into any other service agreement that authorized by www.weidai.com.cn in relation to this Loan Agreement with any third party, any relevant fee to be paid by the Borrower through the entrustment of www.weidai.com.cn shall be settled by www.weidai.com.cn with such third party after such fees is collected.

8.5    Any fees and standard thereof, including the above expense, shall be released by www.weidai.com.cn in advance in the official websites of www.weidai.com.cn or Service Partner. Both Lender and the Borrower are fully aware of, before the execution of this Agreement, the above measures, and refer to such fees and standard thereof as released by www.weidai.com.cn or Service Partner as the prevailing standard.

For the avoidance of doubt, both Lender and the Borrower agree unanimously: the settlement of the principal and interest by the Borrower under this Loan Agreement and annex hereto, i.e. the principal and interest receivables to the Lender, mean the principal and interest to be settled by the Borrower to the Lender. Any management fee and other expense in relation to the account management, if any, to be paid by the Lender to www.weidai.com.cn are not included to such amount. Total amount to be paid by the Borrower means the Borrower, based on this Loan Agreement and other related agreement shall be the total amount of the principal and interest payables to the Lender, plus the management fee and other expense to be paid to www.weidai.com.cn or Service Partner, if any.

9.    Responsibility in the event of default

9.1     Each Party to this Agreement are required to strictly perform the obligation hereunder. In the event of default by either Party, the breaching party shall indemnify the expense and loss incurred by other parties arising from such default, including but not limited to investigation fee, court costs, legal cost, etc.

9.2     Both Lender and Borrower agree that, upon the occurrence of the one or more of the following from the Borrower, all outstanding loan hereunder shall be due automatically early. The Borrower shall settle immediately entre principal and interest, overdue interest and all other fees incurred hereunder upon the receipt of early due notice in relation to the Loan or release of notice of contract from www.weidai.com.cn or Service Partner:

9.2.1     overdue payment for any reason by the Borrower;

9.2.2     failure to notify www.weidai.com.cn or Service Partner within 30 days from the change in employer, employment, marriage status, health condition, fixed domestic asset or residential address of the Borrower;

9.2.3     failure to notify www.weidai.com.cn within 7 days from the occurrence of any event of the Borrower that shall affect adversely to the repayment the loans under this Agreement;

9.3    The Borrower shall process the settlement in each instalment. If the Borrower fails to apply for deferment within specific period due to his own reasons, it shall be deemed as default. Overdue penalty shall bear interest which is calculated 1‰/day based on the outstanding balance of the principal of the Borrower. The Borrower shall also be responsible for the collection fee, if any.

9.4    The Borrower shall settle each instalment in the following order:

9.4.1    Except this clauses 9.4.2—9.4.6, all other expense incurred hereunder, including but not limited to management fee charged by the platform:

9.4.2    the overdue penalty;

9.4.3    the overdue interest;

9.4.4    the overdue principal;

9.4.5    accrued interest;

9.4.6    accrued principal.

10.    Governing Law

The execution, performance, termination and interpretation, of this Agreement shall be governed by the laws of the People's Republic of China and be governed by the courts where this Agreement is executed.

11.    Specific Performance

11.1    Each Party agree that, www.weidai.com.cn, may, during the application of the Borrower and the duration of the business, make enquiry or file the Borrower’s credit information to National Centralized Commercial and Consumer Credit Reporting System, The Credit Reference Center, the People’s Bank of China or make enquiry or file the Borrower’s credit information through the State Council or credit agency as established under the approval of the competent governmental authorities, National Internet Finance Association of China. The credit information checked or filed includes, but not limited to, information about the debts and information that is necessary to assess the repayment ability.

11.2    The Lender undertakes that, the fund used as Loans is legally obtained. Meanwhile, the Borrower undertakes that, the Loan borrowed hereunder shall be applied as per terms hereof and shall not be applied to any illegal activities, including but not limited to gambling, drug addiction, drug trafficking, prostitution, and all high-risk investment, such as securities and futures, lotteries, etc. If the Borrower breaches aforesaid or is suspect to breach the aforesaid, the Lender shall be entitled to adapt the following measures:

11.2.1    announcement in relation to early collection of the entire Loans;

11.2.2    The Lender shall report to the relevant authorities such as police, collect such Loans and the Borrower shall be subject to criminal accountability. Both Lender and the Borrower agree and authorize www.weidai.com.cn to adapt the foregoing measures.

11.3    Nether the Borrower nor the Lender conduct illegal transaction, such as withdrawing cash from credit cards or other money laundering, by using the platform of www.weidai.com.cn. If such case found, www.weidai.com.cn shall report to the relevant authorities such as police and offending parties shall be subject liability.

11.4     To receive any notice in relation to this Agreement, including but not limited to repayment notice, Loan Assignment Notice, etc., the Borrower hereby provide various contact information as follows:

11.4.1    mobile phone, if any, notices shall be deemed to have been effectively given if successfully served by SMS;

11.4.2    QQ, if any, notice shall be deemed to have been effectively given if successfully served by QQ message;

11.4.3    email, if any, notice shall be deemed to have been effectively given if successfully served by email message;

11.4.4    notice shall be deemed to have been effectively given if successfully served by private message to the Borrower within the website of www.weidai.com.cn or the Service Partner;

11.4.5    mail or courier: notice shall be deemed to have been effectively given on the third business day after posting or on the date of signing acknowledge receipt, if served by courier or mail to the address as shown on the Borrower’s ID or business license, whichever is earlier;

11.4.6    notice shall be deemed to have been effectively given on the date of the Borrower accepted the document by signing the acknowledge receipt in writing if served in person.

12.    General Provisions

12.1    This Agreement is prepared by electronic counterparts and executed by each party by clicking www.weidai.com.cn online. Both Lender and Borrower entrust www.weidai.com.cn to maintain this Agreement.

12.2    This Agreement shall be effective from the date which the subject Loan was successfully granted to the Borrower on www.weidai.com.cn, i.e. this Agreement shall be effective as of the day and year hereof.

12.3    To the extent permitted by the laws, the Borrower and the Lender shall follow various rules of www.weidai.com.cn and the Service Partner as released on the website during the performance of this Agreement.

12.4    Both Lender and Borrower agree, authorize or acknowledge that www.weidai.com.cn, as an intermediary online lending platform, according to the terms of this Agreement and subject to other provision of the Service Partner who was in co-operation with www.weidai.com.cn and other parties to entrust the exercise of the rights, issue various notices or adapt various measures. The Borrower or the Lender shall take responsibility for all legal consequences and risks.

Annex A-5

Creditor Right Assignment Notice and Repayment Agreement

Party A , as Loan Assignee:

Party B, as Debtor:	ID Number:

Party C, as Loan Transferor:  The Lender, as defined in electronic version of Loan Agreement in Weidai.com.cn

Agent to Party C as the intermediary service provider:

Weidai (Hangzhou) Financial Information Service Ltd., hereinafter “weidai.com.cn”)

1. On [●], Party B, through SMS or Weidai (Loan) app, was granted credit facility up to RMB [●]. Subject to the credit limit and during the credit term, Party B shall, through intermediary service of weidai.com.cn, borrow a Loan from the Lender and, by electronic means, enter into an electronic version of Loan Agreement with Weidai (Loan) app or website of weidai.com.cn or other apps as operated on weidai.com.cn or authorized third party app by weidai.com.cn for the provision of intermediary service with weidai.com.cn. Party B confirms that, the execution of Loan Agreement through the above-mentioned method, means that Party B sincerely intends to enter into an effective contract. Party B is unconditionally bound by such contract and Party B irrevocable confirms that, upon the execution of the contract, Party B received the entire Loan from the Lender through weidai.com.cn.

2. Party B acknowledges and confirms in full that, the Lender shall have the right to entrust weidai.com.cn to be responsible for the assignment of the above Loan according to the terms of Loan Agreement, including the execution of relevant agreement in relation to the assignment of Loan and Loan Assignment Notice, etc. In addition, Party B firmly acknowledges and confirms the entrustment authority of weidai.com.cn.

3. Party B irrevocably confirms that, weidai.com.cn shall have the right to transfer the rights and entire benefits attached to the Lender against the Borrower upon the agreement of Loan to Party A according to the entrustment. Party B’s confirmation of the delivery of the Loan Assignment Notice by Party C or Party thereto represents that Party B has received such Loan Assignment Notice and accepted the effect thereto.

4. With effect from the date hereof, Party B shall settle the principal and interest in time to Party A according to the terms of Loan Agreement. In case of any overdue payment, Party B shall pay the overdue penalty, etc. to Party A as agreed according to the overdue situation. Party B shall transfer all the payment to the bank account as designated by Party A.

5、Party B shall assume all expenses incurred by Party A in relation to the provision of the Loan, including but not limited to arbitration expenses, arbitration service payment, property preservation fee, legal costs, travel expenses, execution charges, etc. To secure the performance of the obligations in relation to the above Loan, Party B may provide collateral to Party A.

6. The execution, performance, termination and resolution, of this Agreement shall be governed by the laws of the People's Republic of China.

Any dispute arising out of this Agreement shall be submitted to, and finally settled in writing, by the Quzhou Arbitration Commission under the applicable Arbitration Rules for Network (including applicable Internet Financial Arbitration Special Provisions). The award rendered by Quzhou Arbitration Commission shall be final and binding on the parties.

7. This Agreement shall be effective upon the satisfaction of the following conditions: 1) Party B fails to settle the principal and interest in time and in full according to the terms of Loan Agreement; 2) after the occurrence of clause 1 as above-mentioned 1), the assignment of Loan shall be made between Party A and Party C according to this Agreement. Each Party acknowledges, before the satisfaction of the aforesaid conditions, Party A takes no responsibility for any obligation of assignment of the Loan, provide no guarantee for such Loan or takes no joint and several responsibility.

This Agreement is prepared by electronic counterparts and shall be legal and effective upon the execution by each party on the counterpart by Digital Signature and shall be binding on each Party hereto.

a. “Digital Signature” means the any electronic signature by clicking “confirm”, “yes”, “next” or “agree” or relevant button with similar meanings online to confirm the execution of this Agreement. Neither Party shall deny the validity of the agreement that has been entered into by any reasons or fail to perform the relevant obligations in accordance with the agreement.

b. Upon the execution of this Agreement by each party by Digital Signature, the copy of which shall be maintained in weidai.com.cn. In case of any dispute, the version of this Agreement maintained in weidai.com.cn shall prevail and each Party shall acknowledge the legal effect thereof.

Party A with seal:

Party B with seal:

Agent to Party C with seal:

Date of execution: [●]

Annex A-6

Service Agreement

OF

PREMIER INVESTMENT PROGRAM

Client:

ID Card No.:

Address:

Tel:

Company:	Weidai (Hangzhou) Financial Information Service Co., Ltd. (the “Company”)

Address:

WHEREAS, the Client is the user registered under real name on the www.weidai.com (the “Platform”) which is operated by the Company, and now intends to participate in the Premier Investment Program developed by the Platform. In order to complete the optimization of the user’s experience conducted by the Company, the Client hereby makes the authorizations to the Company in relation to the bid, capital transfer, and exit of the Premier Investment Program as follows:

A.	Authorizations

a)	to confirm any and all agreements in the business process (including without limitation, bid, loan, loan agreement, and credit transfer agreement, etc.) by clicking on the Platform on behalf of the Client;

b)	to manage any and all capitals in the course of business (including but not limited to, transfer of lending capital, collection of the principal and interest of the loan, and receipt of credit transfer payment) on behalf of the Client.

B.	Lending Information

a)	Account

Client’s Account at the Platform: [ * ]

b)	Amount: RMB [ * ] (SAY IN WORDS ________ )

C.	Term

The authorization made hereunder shall be valid from the date of this POWER OF ATTORNEY to the date of complete exit (or urgent exit) of the Premier Investment Program.

D.	The execution of this POWER OF ATTORNEY shall be made by the Client through clicking the “Confirmation” button on the Platform.

Client:

Seal of the Company:

Date:

Annex A-7

Service Agreement

for X Investment Program

Contract Number: *

Party A: *

Citizen ID Number: *

Contact Number: *

Party B: Weidai (Hangzhou) Financial Information Service Co., Ltd.

Address: *

Zip Code: *

Contact Number: *

Whereas:

Party B, a limited liability company legally established and validly existing in Hangzhou City, owns the website weidai.com.cn and the corresponding mobile app client end ("Weidai" or "Weidai Platform"). Party B provides online information intermediary and intermediation services for the lending transactions between various entities through the Weidai Platform as the major platform.

Party A has carefully read the " X Investment Program Product Specification, and voluntarily joined the X Investment Program with full knowledge regarding the X Investment Program and the risks related to online lending.

Both Parties, via friendly consultations, reach the following unanimous opinions and executed this service agreement (this “Service Agreement”) on guarantees for the online loans based on the principles of equality, voluntary, mutual benefit and good faith in accordance with the PRC Contract Law and relevant laws and regulations:

Article 1 Service Content

X Investment program is a bidding tool provided by Weidai to the lenders that will automatically re-invest, and withdraw from the loan arrangement upon the end of the service period by transferring the creditor's rights, applying the intelligence system to achieve decentralized automatic bidding for lenders.

1.1       Party A shall be deemed to have joined X Investment program successfully and authorized the platform to bid automatically where Party A completes the authorization for X Investment program investment. Party A shall have the right to enjoy the project matching service, which would allow Party A to have priority in matching with borrowers with good credit, provided by the platform. Upon the end of the current service period, Party A withdraws or renews the next phase of X Investment program Services in accordance with the provisions of the Service Agreement for Weidai X Investment program.

Article 2 Service Notice

Party A agrees to join the current X Investment program service provided by Party B through the Weidai Platform according to the following conditions. The details are as follows:

Item
Expected Annualized Rate of Return	[ ]%
Current Service Offer Amount	[ ]
Personal Authorization Amount	[ ]
Service Period	[ ]
Profit Model	A lump sum repayment of principal and interest
Commencement Date	[ ]
Expiration Date	[ ]

Party A acknowledges, understands and agrees:

2.1       The expected rate of return shown in this Service Agreement, as a reference to the amount of money lent by Party A, is measured based on the due performance of the loan agreements. There is a risk that the loan principal and related interest may not be duly repaid by the borrowers. Party A could only receive the actual income generated from the fund invested in that service period in the event that the actual rate of return fails to meet the expected rate of return.

2.2       The first day for calculation of interest is T+1 day after Party A authorizes X Investment program service and after the date of successful placement.

Article 3 Basic Elements

3.1       Name: X Investment program Service

3.2       Scope of Biding: Legitimate loan bidding and related creditors’ rights on the Weidai Platform.

3.3       Amount requirement: The minimum amount for any single authorization is RMB* and increases by any integer multiple of RMB*.

3.4       Placement Period: From * to *. During the placement period, Party A is willing to join X Investment program services and comply with the relevant agreements.

3.5       Service Period: From * to *. During the service period, Party A authorizes Party B to conduct systematic automatic bidding on the loan funds. During the service, Party A cannot withdraw in advance. At the end of the automatic bidding service period, Party A can withdraw according to the agreement, and generally receive the principal and interest within T+1 days.

3.6       According to this Service Agreement, after Party A authorizes X Investment program to provide services, Party A's payment will be allocated to the independent capital account of its X Investment program Services during the service period and will be prohibited from being disposed of. The platform will deposit the funds again by issuing a wire instruction to the deposit bank to transfer Party A’s fund directly to the corresponding borrower's account to realize the re-investment where there is a matching project. Party A shall withdraw upon the expiration of X Investment program's service according to the agreement.

Article 4 Service Authorization

4.1       Party A hereby unconditionally and irrevocably agrees and confirms that: the authorized Weidai Platform will conduct automatic bidding ("Bidding" means lending or transferring the existing borrowing rights, same as below) within the scope recognized by Party A under this Service Agreement once Party A has joined X Investment program. Pursuant to the authorization, Weidai Platform automatically signs the relevant loan agreements, debt assignment agreements in the name of Party A; Party A has fully understood the arrangements of such automatic bidding and automatically-execution of relevant loan agreements, debt assignment agreement arrangements; such automatically-execution of relevant loan agreements, debt assignment agreement arrangements is deemed as Party A’s true intention. Party A acknowledges the validity of these legal documents without objections and agrees to be bound by the automatically-executed loan agreements and debt assignment agreements unconditionally.

4.2       Party A hereby unconditionally and irrevocably agrees, confirms and authorizes: Party B may deduct, pay, freeze and exercise other rights on the related funds according to the agreements, such as loan agreements and debt assignment agreements which are signed by Party A through the prioritized automatic bidding on the system, and this Service Agreement after these documents and their related clauses become effective. Party A accepts and acknowledges this matter.

Article 5 Loan Service

5.1       The term of the system matching may be inconsistent with the service period after Party A successfully joins X Investment program Services and authorizes Party B to bid for the loan funds automatically.

5.2       Party B may lend Party A’s loan principal by dividing it into different portions to different borrowers.

Article 6 Income and Expenses

6.1       Re-lending Model

Party A joins the X Investment program's funds through the system’s prioritized automatic bidding. During the effective service period, the borrower will continue to use the automatic bidding service by Party B to maximize the return on principal and interest in such manner. Each re-lending shall be bound by the terms and conditions of this Service Agreement.

6.2       Service Fees

Subject to the expected income rate of Party A, Party B shall provide Party A with prioritized automatic bidding service in accordance with this Service Agreement, and shall have the right to receive a certain percentage of service charge according to the interest rate, the borrowing term, the lending term, the expected rate of return, etc..

6.3      Party A fully understands the rules on service fees and the allocation of the profits generated under this Service Agreement without objection. Parties shall abide by the agreement in an amicable manner.

Article 7 Exit Method

7.1       Exit Mechanism

Party A shall has no right to use the automatic bidding service upon the expiration of the service period. Party A authorizes the Weidai Platform to withdraw via debt assignment according to this Service Agreement. Party A shall recover the principal and interest, which shall be generally transferred to Party A's account balance within T+1 days after the end of the service period, at one time where the debt assignment is successful; Party A agrees and voluntarily continues to hold the corresponding target bidding where such debt assignment fails.

7.2       Service Renew

Party A could freely choose the option of “automatic renewal of service upon expiration”, i.e., the service automatically extended to X Investment program of the next period upon the expiration of the current service when Party A authorizes the current X Investment program services. Party B sets a period of time as Party A's cooling-off period to protect Party A's autonomy and liquidity. During the cooling-off period, Party A could choose whether to shut down the renewal function.

Article 8 Party A's Rights and Obligations

8.1.      Party A shall be deemed to voluntarily accept all the terms of this Service Agreement from the execution date.

8.2       Party A authorized Party B to lend funds to the borrower and could require Party B to disclose the details related to the loans during the service period.

8.3       Party A undertakes that all information provided to the Weidai Platform is true, accurate and complete. Party A guarantees that the funds it uses for the lending are from legitimate sources and owned by itself. Party A shall be responsible for resolving the dispute with a third party due to the ownership and legality of its funds if there is any; Party A shall bear all the responsibilities if any economic losses are caused to Party B and the borrower.

8.4       Party A undertakes to have the risk awareness and risk identification ability to participate in online lending. Party A undertakes that it understood the credit risk of the financing project and confirms that it had the corresponding risk perception and affordability. Party A understands and undertakes that it will bear the risk of borrowing on the principles of lending voluntariness, honesty and trustworthiness, responsibility and risk, and bears the principal and interest losses incurred by borrowing.

8.5       When the service expires and Party A recovers the loan, if Party A obtains unjustified gains due to payment institution or other reasons caused by Party B, Party A shall, according to Party B's request, take the initiative to return the unjustified gains; if Party A does not voluntarily return the gain, it is deemed that Party A agrees that Party B will directly deduct the unjustified gains from the Party A account through the payment institution.

8.6       Party A confirms and agrees that the written documents or electronic information provided by Party B in connection with this agreement constitute an part of this Service Agreement.

Article 9 Party B's Rights and Obligations

9.1.      Party B shall provide Party A with information services in accordance with the principles of law, integrity, voluntariness and fairness, and safeguard the legitimate rights and interests of Party A.

9.2.      Party B shall provide Party A with funds to lending related services, including, but not limited to, borrower's recommendation, lending, remittance management, repayment management, disclosure of loaned funds and other services. When Party B provides Party A with the aforementioned related services, Party A must provide the necessary assistance (including, but not limited to, signing the relevant power of attorney).

9.3.       Party B has the right to charge Party A for interest management fees, service fees, etc. in accordance with this Service Agreement.

9.4.       Party B shall have the right to submit or pass relevant information about Party A’s lending of funds on the Weidai Platform to relevant departments, trade associations or related databases, such as the China Banking Regulatory Commission and the Financial Office, in accordance with the requirements of the government, regulatory authorities, industry associations and other relevant departments.

9.5        Party B shall keep the information and assets of Party A and other services related matters and information confidential.

9.6.       Any third party entrusted by Party B or Party B shall take legal and reasonable measures to assist Party A in repayment management in the event of a borrower's breach of contract entered between the lender and the borrower.

9.7        Party B has the right to automatically match Party A's appropriate funds to loan items based on the results of the lender's risk assessment.

Article 10 Incidents

Party A shall be deemed to breach this Service Agreement and the service shall be automatically terminated where the judicial authority or the administrative agency adopts compulsory enforcements against Party A and where there are other malicious offenses causing all or part of the funds corresponding to the current amount of X Investment program property investment to be deducted. Party A no longer enjoys the corresponding income and the loan principal will be automatically refunded to Party A's account.

Article 11 Representations and Warranties

11.1      Party B has provided Party A a detailed explanation on the terms and conditions of this Service Agreement and the related transaction documents prior to the execution of this Service Agreement. Party A has carefully read the relevant provisions of this agreement, has no doubts or objections regarding the relevant clauses, and has a clear and accurate understanding of the rights, obligations, responsibilities and risks of the parties to the agreement.

11.2      Party A guarantees that the funds used are legally obtained, and Party A has complete disposition of these funds without any encumbrances.

11.3      Party A warrants that all information provided to Party B for the performance of this Service Agreement is true and valid.

Article 12 Related Instructions

12.1      Party A could consult the Micro-Loan Network Platform or customer service personnel, website platform query, etc. to obtain relevant information. Party A shall bear all the responsibilities and risks due to Party A’s failure of obtaining the relevant information in a timely manner, system failures, forces majeure and other factors which affect Party A’s capability of understanding relevant information in a timely manner.

12.2      This Service Agreement and the relevant documents, such as the user’s registration agreement signed by Party A’s with Party B by clicking to confirm, together with the legal documents relating to the rights and obligations of Party A and Party B, such as the trading rules, instructions, and announcements publicized by Party B from time to time on the Micro-Loan Network Platform, form the whole of the agreement and constrain the behaviour of both Party A and Party B when Party A accepts the services provided by Party B under this Service Agreement. Party A shall abide by these documents, and shall bear the relevant legal consequences if there is any default.

12.3      If the transaction is interrupted or delayed due to force majeure such as earthquake, fire or war, etc., Party A and Party B shall not be responsible for each other. However, all necessary remedies should be taken to mitigate the damage caused by force majeure, subject to the permitted conditions.

12.4.     Both Party A and Party B may sign this Service Agreement and the related documents by means of, but not limited to, handwritten signature or stamp, clicking, ticking, electronic signature, data message, etc. Both parties shall not deny the legal effect of this agreement on the ground that they execute this Service Agreement by different means.

12.5.     This Service Agreement shall become effective upon the execution of the Parties, and shall terminate upon the fulfillment of the obligations of both Party A and Party B in accordance with this Service Agreement. Party A entrusts Party B to keep all written documents or electronic information related to this Service Agreement.

Article 13 Dispute Resolution

13.1       Applicable Law

All matters of this agreement, including but not limited to the validity, interpretation, performance, and resolution of disputes, are governed by the laws of the People’s Republic of China (the “PRC”); any clauses of this Service Agreement which contradicts the mandatory regulations under the laws of the PRC shall be interpreted and executed to the greatest extent that it is not prohibited by these mandatory regulations, and any such agreements that contradicts the mandatory regulations shall not affect the validity of other clauses of this Service Agreement.

13.2      Jurisdiction

The parties unanimously agree that in the event of a dispute, regardless of its size, they shall submit the dispute to the Guangzhou Arbitration Commission for arbitration according to the summary procedure under the Arbitration Rules of the Guangzhou Arbitration Commission. The arbitral award is the final decision and is binding on both Parties.

13.3      During the arbitration period, the terms of this Service Agreement that are not subject to disputes still need to be performed. Neither party shall refuse to perform any of its obligations under this Service Agreement on the ground that they are resolving dispute.

Party A: *

(Company Seal)

Signature of Legal Representative:

Party B: Weidai (Hongzhou) Financial Information Service Co., Ltd.

(Company Seal)

Signature of Legal Representative:

Annex A-8-1

Cooperation Agreement

Party A: *

Domicile: *

Party B: Weidai (Hangzhou) Financial Information Service Co., Ltd.

Domicile: *

According to “Contract Law”, “Property Law” and other relevant laws and regulations of the People’s Republic of China, on the basis of honesty, creditworthiness and equality, Party A and Party B have reached the following agreement via amiable negotiations regarding the provision of specialized installment loans asset management services from Party B to Party A and the assignment of overdue creditor claims from Party A to Party B.

Article 1 Main Content of Asset Management Services

The specialized installment loan assets referred to in this agreement shall refer to all the creditor claims, security rights and all related rights and interests enjoyed by Party A to the borrowers, who repay the loan in installments under the “Loan Contract” and “Mortgage Contract” (the borrowers or the mortgagors are called the “customers”), and their guarantors.

Party B agrees: For the “specialized installment loan assets” included in the scope of this agreement, Party B agrees to provide Party A with asset management services, and the scope of the management services provided by Party B shall be determined by the Confirmation Letter issued by Party B (for the format, see Annex 1, the same below).

The types of asset management services provided by the Party B include pre-loan services, loan services, post-loan services, and asset risk management services.

Article 2 Specific Contents and Requirements of Pre-loan Services

The pre-loan services provided by Party B, include but are not limited to, recommendation of customers to Party A to apply for specialized installment business.

1.	For customers who are actively recommended by Party B to Party A. Party B is responsible for collecting the basic information which is required for applying to such business from the customers, and Party B shall ensure the authenticity of the basic information. After the customers' basic information is verified and approved by Party A, Party B issues a Confirmation Letter to Party A.

2.	For customers who individually apply for Party A’s services instead of being recommended by Party B. If Party A intends to agree to accept the business after the preliminary review, Party A may notify Party B. If Party B, after review, agrees to include such under the scope of asset management services stated in this Agreement, Party B may issue a Confirmation Letter to Party A.

3.	If Party A needs to conduct on-site investigations on customers, Party B shall actively provide assistance and cooperation.

4.	Of the above two types of customers, regardless the type to which such customer belongs to, both parties A and B should independently review, approve and conduct risk assessment for each specific business.

5.	After receiving service applications and related materials from customers as well as the Confirmation Letter issued by Party B, and after the review and approval of such business, Party A will sign the “Loan Contract” and “Mortgage Contract” and other related documents with the customers (Party A entrusts Party B to be responsible for signing the Loan Contract, Mortgage Contract and related documents with customers face to face). Party B shall provide Party A with follow-up asset management services in accordance with this Agreement.

6.	Under the circumstance that Party A consents to approve such business but fails to immediately complete its payment operation, Party B may accept Party A's instruction to pay Party A's customers in advance.

7.	In order to ensure the successful provision of services by Party B and to avoid unnecessary disputes with customers, Party B shall be responsible for implementing the “Commitment Letter” issued by the customer before the business is handled (for the format, see Annex 2, the same below).

Article 3 Specific Contents and Requirements of the Loan Services

The loan service provided by Party B means: For the specialized installment business confirmed by Party B through the Confirmation Letter, Party B should actively communicate with the customers and be responsible for completing relevant procedures, including but not limited to, vehicle mortgage registration.

1.	Procedure of vehicle mortgage registration: Party B shall urge the customer to complete the registration procedure of the vehicle mortgage as soon as possible. Party B is responsible for completing the registration of vehicle mortgage, where Party A or Party A's branch shall be the mortgagee, within 10 business days (in case of special circumstances, Party B needs to provide written statement to Party A and obtain Party A’s consent) after receiving the relevant materials for the mortgage. Party B is responsible for handling the relevant mortgage procedures as well as the face-to-face signing procedure of the mortgage contract, and to ensure the authenticity of the customer's signature and registration of mortgage.

2.	Party B shall be responsible for sending the Confirmation Letter issued by Party B, the “Loan Contract” and the “Mortgage Contract”, the policy and any materials used for the registration of vehicle mortgage, which are signed by the customer, back to Party A within 4 business days after the collection.

The materials used for the registration of vehicle mortgage shall be sent to Party A no later than 15 business days after the date when all the relevant materials are received by Party B. Otherwise, Party A shall have the right to ask Party B to settle the loan in advance or suspend the cooperation until Party A receives the relevant materials for the collateral registration.

Article 4 Specific Content and Requirements of Post-loan Services

The post-loan service provided by Party B means: Pursuant to the specialized installment loan assets under the “Confirmation Letter” issued by Party B, Party B shall be responsible for, including but not limited to, providing notifications of loan repayment to customers, conducting follow-up interview with customers, understanding the conditions of mortgaged vehicles, etc.

1.	Providing reminder services to the customers. During the performance period of the customer's debts, Party B shall notify the customer of the amount due in the month via SMS, telephone or letter before the 25th of such month; for customers who already have an overdue amount, Party B shall urge such customer to honor his or her repayment obligation, and if necessary, inform such customer at the door.

2.	Conducting follow-up interview with customers. During the performance period of the customer's debt, Party B is obliged to interview customers regularly to understand the customers' social backgrounds, economic conditions, etc. For situations which may affect the customers’ repayment abilities, Party B shall take timely measures to ensure the safeguarding of the bank’s credit.

3.	Understanding the condition of mortgaged vehicles. Party B shall understand the condition of the vehicles regularly. For mortgaged vehicles that have serious accidents or have been hidden, transferred, disposed of, or encountered other circumstances which may affect the conditions of the mortgaged vehicles, Party B shall take necessary measures, such as requiring the customer to provide additional collaterals. If the customer fails to provide such additional mortgages timely, Party A hereby authorizes Party B to take relevant measures to the mortgaged vehicles to ensure the smooth realization of the bank’s claims.

Article 5 Specific contents and requirements of asset risk management services

The asset risk management service provided by Party B refers to the scope of asset management services activities under the “Confirmation Letter” within this agreement where the customer fails to repay the loan in full within the repayment period, in which case Party B shall be responsible for the following matters, including but not limited to, the debt collection service and the transfer of overdue debts.

1.	Debt collection service. The collection means that within the regular repayment cycle or after the customer’s overdue payment, Party A authorizes Party B to take remedial measures in its sole effort, such as via phone calls, letters, door-to-door, vehicle-taking, so as to urge the customer to promptly repay according to the terms of the contract.

2.	Overdue debt transfer. After the installment periods which the “specialized installment loan assets” become due (including announcement of an early due date), Party B shall have the obligation to unconditionally assign the overdue claims if the customer still has outstanding loan balances. If the customer fails to repay the debts of Loan Contract in due course for more than 3 consecutive installment periods (excluding the third installment period) in a timely manner, Party A shall have the right to declare to the such customers in accordance with the “Loan Contract” that the installment debt become due in advance, and shall notify that the claim against such customer has been assigned to Party B. Party A shall be responsible for the notification. Party B shall also unconditionally accept the announcement of the overdue debt due in advance.

If any customer data, contract signature, mortgage registration, etc. are found to be falsified, Party A shall have the right to announce to the customer that the debt has due in advance and to assign the creditor's claims to Party B. At that time, Party B shall not decline the assignment of creditor’s claims or refuse to carry its duties on the grounds of false signature or on the basis of non-existent, unestablished, or flawed loan or mortgage agreements.

The legal and policy risks arising from the assignment of creditor’s claims (including the risks of the validity of assignment of the master-slave contract) shall be borne by Party B. However, Party A shall bear the risks and responsibilities arising from the invalidation of the main contract due to its own wrongdoing; after the completion of the creditor claim assignment, Party B shall not advocate for retransferring the claim back to Party A on the grounds of a flawed assignment, it shall otherwise be jointly and severally liable for Party A’s claims.

(1)	After receiving the Notice of Assignment of Creditor’s claims issued by Party A (see Annex 3), Party B shall pay the transfer price wholly to Party A in a single transaction, and Party A shall sign the “Debt Assignment Agreement” (Annex 4) with Party B after receiving the transfer price. The transfer price is the total outstanding amount of the customer's outstanding loan under the Loan Contract (not including the breach of contract penalty). If Party B fails to fulfill its obligation to acquire the creditor’s claim within five business days after the receipt of Party A's “Debt Assignment Notice”, it shall be deemed as confirmed that the creditor's claims was assigned to Party B, and Party B shall make a one-time payment in whole for the transfer price to Party A. The transfer price shall be the total outstanding amount (excluding the liquidated damages) of the customer's unpaid amount under the Loan Contract on the date of payment. After Party A receives the payment, Party A shall confirm the fact of assignment of creditor’s claim to Party B and sign the “Debate Assignment Agreement” within 3 business days.

(2)	If Party B fails to pay to Party A the transfer price in accordance with the Notice of Assignment of Creditor’s claims, Party A has the right to deduct directly from the guarantee deposit account. After the deduction, Party A shall confirm the transfer of such creditor’s claim to Party B and sign the “Debt Transfer Agreement”. If the guarantee deposit balance is lower than the standards stipulated in this agreement, Party B shall make up for it within three business days. If Party B does not pay Party A in a timely manner due to its own failure and causes a loss to Party A, Party A shall have the recourse to Party B for breach of contract.

(3)	Once Party A has fully received the transfer price, any of Party A's claims and the relevant security rights that have not been repaid under the “Loan Contract” are automatically transferred to Party B due to the legal and policy risks arising from the assignment of creditor’s claims. Party B shall bear the risk of the transfer of the master-slave contract, but the risk arising from the invalidity of the main contract by Party A shall be borne by Party A; Party B shall not advocate for retransferring the claim back to Party A on the grounds of a flawed assignment, it shall otherwise be jointly and severally liable for Party A’s claims.

(4)	Party A and Party B shall jointly issue a Notice of Assignment of Creditor’s claims (Annex 5) to the debtor and the mortgagor before Party A requests Party B to pay the transfer price of the creditor’s claims, and notify them the transfer of the creditor’s claims. The Notice of Transfer of Creditor’s claims is delivered in accordance with the reserved address of the customer's address confirmation.

(5)	On the date when Party B paid the creditor's right to transfer the money, Party A shall hand over to Party B the original copies of the “Loan Contract”, “Mortgage Contract”, the “Guarantee Letter” issued by the customer and other necessary original copies information. When both parties A and B hand over and receive data, they should check and confirm the signature on the data transfer receipt.

(6)	After the assignment of the creditor’s claims, Party B shall, in its own name, recover from the customer and recover the proceeds from Party B.

3.	The billing date of each period is the 1st day of each month, and the last repayment date of each bill is 25th day of each month. After Party B pays the assignment of the creditor’s claims, Party B shall be specifically responsible for the recovery of the customer, but Party A does not guarantee that Party B can recover it in full because of the legal risks and policy risks arising from the assignment of the creditor’s claims (including the risk of transfer of the master-slave contract), and the credit risk of the debtor and the mortgage guarantee risk shall be borne by Party B. However, the risk arising from the invalidation of the main contract due to Party A shall be borne by Party A. After the completion of the assignment of the creditor’s claims, Party B shall not claim to require Party A to return the transfer price of the overdue creditor for any reason. However, if Party A causes the Party to be damaged due to Party A's act of wrongdoing, Party A shall be liable to Party B for compensation. Party B shall not use the creditor’s claims (except for the invalidity of the main contract due to Party A's act of wrongdoing) or the instance where the creditor's claims exceeds the legitimate duration for litigation, expiry of the mortgage period, or any other reason, and refuses to perform the assignment of overdue creditor’s claims under this agreement, and Party B shall not advocate for retransferring the claim back to Party A.

Article 6 Matters related to Guarantee Deposit

In order for Party B to perform its obligations under this agreement smoothly, Party B shall pay Party A a guarantee deposit. The specific agreement on the guarantee deposit between Party A and Party B is as follows:

1.	Party B shall open the following collateral accounts with Party A, and deposit the guarantee deposit into the following account:

Account Name_____*_______________________

Account ____________*____________________

Account Bank_________*____________________

The initial performance security deposit to be deposited by Party B is RMB (lowercase) * million (capital: RMB*). Meanwhile, Party B shall ensure the balance in the collateral account and the specialized installment assets provided by Party B within the scope of asset management services. The proportion of the principal balance shall not be less than _1__% and shall not be less than 1 million yuan. The insufficient portion shall be replenished within three business days after receiving the written notice from Party A.

2.	The guarantee’s interest is calculated based on the current deposit interest rate. During the agreement, the collateral account shall be quarantined by Party A (the guarantee deposit is only used to provide the margin guarantee for this agreement). Party A enjoys preferential rights to the funds in the above performance guarantee account.

3.	Without the consent of Party A, Party B may not withdraw the collateral. Party B has the right to request Party A to refund the excess amount only under the circumstances where the guarantee deposit based on the principal balance of the specialized installment loan assets managed by Party B is lower than the balance of the actual collateral, and where such refund follows the provisions of this agreement,

4.	Party A shall return Party B full guarantee deposit and interest within 3 business days after the termination of this agreement and all customers' debts under the “loan contract” are fully settled.

5.

Article 7 Where the pre-loan services, loan services, and post-loan services for a specialized installment business are all completed solely by Party B, Party B agrees to be wholly responsible for the authenticity of the signatures and seals of all customers and the provision of information under the entire specialized installment business. In the event of any loss caused to the Party A due to false signatures or information provided by the customer, Party B shall fully compensate Party A for the losses caused thereby.

Article 8 Fees

The specific terms agreed by the parties for the costs under this agreement are as follows:

1.	The commission for the installment business is as follows:

(1)	When the number of contractual installments is 12 periods, the total fee rate of installment business received by Party A is _* % of the total amount of the installments, and the monthly fee rate = the total rate divided by the number of installments;

(2)	When the number of contractual installments is 24 periods, the total fee rate of installment business received by Party A is _* % of the total amount of the installments, and the monthly fee rate = the total rate divided by the number of installments;

(3)	When the number of contractual installments is 36 periods, the total fee rate of installment business received by Party A is _* % of the total amount of the installments, and the monthly fee rate = the total rate divided by the number of installments;

Both Party A and Party B may adjust the fee rate on mutual agreement.

2.	The prepayment fee is collected by the customer from Party A and paid to Party B. The prepayment fee is Prepayment amount multiplied by __*__%

3.	If the relevant fees paid by the customer to Party B are collected by Party A in the first instance, Party A shall return such payment to Party B within 5 business days after receipt.

4.	Party B could negotiate with the customers for the other fees, which may be collected by Party B itself. Any disputes arising from the receipt of this fee are not related to Party A and do not affect the obligations and responsibilities of Party B under this agreement.

5.	The other costs (including but not limited to the necessary expenses incurred over the course of business investigation, mortgage management, debtor return visit, debt collection, and creditor’s claims assignment) incurred by Party B for the implementation of this agreement shall be borne by Party B or the customers as stipulated by Party B.

Article 9 Party B's responsibilities and obligations

1.	Party B shall actively and truthfully recommend Party A's specialized installments business to customers, and shall not conduct any publicity or exaggeration that is inconsistent with the facts.

2.	Party B shall assist Party A in conducting on-site investigations and provide Party A with the business information requested by Party A.

3.	Party B shall conduct an independent review and risk assessment of each business. After each specialized installment business confirmed by Party B via the issuance of the Confirmation Letter, Party B shall assume all responsibilities and obligations including the asset management service obligations in accordance with this agreement.

4.	Party B shall perform its asset management duties in good faith and with diligence, and safeguard Party A's lawful rights and interests in the process of data collection, business investigation, mortgage registration, mortgage management, debtor return visit, debt collection, etc., and accept Party A's supervision during the process.

5.	Without the written consent of Party A, Party B shall not make any acts or promises on behalf of Party A or in the name of Party A that would damage Party A’s creditor claims or images.

6.	For claims that meet the terms and conditions of this agreement, Party B shall, upon notice of Party A, transfer the relevant claims unconditionally and pay Party A the corresponding transfer price in full and on time. Without the written consent of Party A, Party B shall not stipulate a set-off of the transfer price under this agreement.

7.	After Party B acquires the creditor's claims, he shall, in a legal manner, seek recourse against the debtor and the guarantor, and bear the risks associated with the creditor's claims. Party B guarantees and promises unconditionally and irrevocably that it will not be challenge the existence of a creditor's claims or security right that has been transferred, on such grounds, including but not limited to, the creditor’s claim exceeding the duration of litigation, the expiry of the mortgage period, the inability for the claim to be settled, the inability for the transfer or change registration of the security right to be handled. Party A can return the transfer price or seek compensation, but Party A shall compensate Party B for damages due to Party A's act of wrongdoing that caused the main contract to be invalid.

8.	Party B shall deposit performance collateral in accordance with this agreement. Without the consent of Party A, Party B may not withdraw the guarantee deposit, except as provided for in Article 6, paragraph 3 of this agreement. If the guarantee deposit account is frozen or deducted by an order of the authorities, Party B shall provide a legal, effective and sufficient guarantee according to Party A’s request.

9.	Party B is obliged to make necessary explanations to the customer about the contents of the bank's format, such as “Loan Contract” and “Mortgage Contract”, especially regarding the terms of exempting or limiting Party A's responsibilities and obligations.

10.	Other responsibilities and obligations stipulated in this agreement

Article 10 Party A's Responsibilities and Obligations

1.	After Party A receives the payment of the assignment of Party B’s creditor’s claims, Party A shall sign the “Debate Assignment Agreement” within 5 business days. If Party A’s late confirmation results in the loss of Party B, Party A shall bear the liability for all losses of Party B.

2.	After assigning the creditor's claims to Party B, Party A shall provide Party B with necessary assistance in realizing the creditor's claims, including coordinating with Party B to notify the debtor of the assignment of creditor’s claims, assisting Party B in applying for the transfer of the security right, or changing the registration.

3.	The relevant legal risk and economic loss caused by Party A's invalidation of the main contract shall be borne by Party A.

4.	Other responsibilities and obligations stipulated in this agreement.

Article 11 Both Party A and Party B shall have the obligation to keep confidential the other party's trade secrets, business information and customer information that are made known during the cooperation process. If either party causes losses to the other party or the customer due to the disclosure of the other party's trade secrets, business information or customer information, the party who divulges such information shall be liable for compensation. This privacy policy does not expire as a result of the expiry or termination of this agreement.

Article 12 Both Party A and Party B shall perform this agreement in accordance with the principle of good faith. If any party is aware of the occurrence or possible risk of the specialized installments loan assets, it shall promptly inform the other parties of the relevant information and actively negotiate and take corresponding measures to prevent and resolve the risk of asset loss.

Article 13 Party A shall have the right to terminate this agreement unilaterally in advance if any of the following circumstances occurs, and Party B is required to be assigned the overdue claims in advance:

1.	Party B collaborates with the customer to provide false information to Party A, or Party B knows that the customer has provided false information but fails to inform Party A;

2.	Party B's subject qualification, credit status or performance ability has changed unfavorably;

3.	Party B is slack to perform its asset management responsibilities or violates other terms alongside this agreement;

4.	The deterioration of the overall asset quality within the scope of this cooperation agreement.

However, for business operations that have taken effect before the termination of this agreement which have not been fulfilled, the parties shall continue to perform their obligations until completion in accordance with this agreement.

In order to ensure the smooth cooperation, all parties should report and exchange their policies, regulations and operating methods. In case of conflicts between national policy laws, regulations and policy adjustments and this agreement, all parties should resolve in time.

Article 14 In case of other unresolved matters, Party A and Party B shall resolve the matter through friendly negotiation in the spirit of good faith cooperation. If a conclusion cannot be reached, it shall be submitted to the People's Court at the originating location for litigation.

Article 15 All disputes arising from this agreement or related to this agreement shall be settled through negotiation. If it cannot be reached, it shall be submitted to the People's Court at the originating location for adjudication.

Article 16 This agreement shall become effective after being signed by both Party A and Party B, and shall be valid for 3 years. At the expiration of the validity period, if both parties have no written objection to the other party, the validity period of this agreement will automatically extend for one year, and so on. Upon expiration of the term of this agreement, all businesses that have not been fulfilled under this agreement shall continue to perform in accordance with the terms of this agreement until completion. All specialized installments that occur during the term of this agreement shall apply to this agreement and shall not be subject to this agreement. The term of the specific special installments business may exceed the expiration date of the validity period of this agreement, as long as all the “Specialized Installment Borrowing Assets” confirmed by Party B in the “Confirmation Letter” are applicable to this agreement.

Article 17 With the written consent of Party B, Party A shall designate its Jiefang Road branch or any branch office to carry out the agreement business with Party B, and Party A’s Jiefang Road branch or any specialized installment business between any of Party A's sub-organizations and Party B is also applicable to this agreement.

Article 18 In order to improve the efficiency of lending, both parties agree that the specialized installment loan lending process is for the customer to apply for a loan, Party B firstly advances the payment to the customer, then Party A lends the loan with the “Loan Contract”, and the money is directly paid to Party B. In the account, it is used to repay the advances of Party B and Party B’s corresponding handling fees.

Article 19 This agreement shall be made in duplicate, and each shall have the identical legal effect.

[SIGNATURE PAGE TO THE COOPERATION AGREEMENT]

Party A: *

(Company Seal)

Signature of Legal Representative:

Party B: Weidai (Hangzhou) Financial Information Service Co., Ltd.

(Company Seal)

Signature of Legal Representative:

Annex 1: Confirmation Letter (Format)

Annex 2: Commitment Letter (Format)

Annex 3: Notice of Assignment of Creditor’s claims (Format)

Annex 4: Debt Assignment Agreement (Format)

Annex 5: Notice of Assignment of Creditor’s claims (Format)

Annex A-8-2

No.: [         ]

Intermediary Agreement

Party A:	*

Party B:	Weidai (Hangzhou) Financial Information Service Co., Ltd.

Party A intends to apply for automobile installment loan with * (the “Sub-branch”), whereby Party B is appointed to provide relevant automobile installment payment service. In order to clarify the rights and obligations of Party A and Party B, upon friendly consultation, the Parties have agreed the follows:

1.	Party A’s Automobile (Brand and Type: *; License Plate No.: *; VIN: *).

2.	The total amount of installment payments applied by Party A with the Sub-branch shall be RMB*, covering administration fee of RMB * (SAY IN WORDS *), in case of communication and GPS installation and usage, the communication fee at RMB* (SAY IN WORDS * ONLY), and the GPS installation and usage fee at RMB * (SAY IN WORDS *).

3.	The term of the installments applied by Party A shall be three (3) years. The Sub-branch will charge Party A service fee of RMB *, being *% of the total amount of installment payments.

4.	Party A agrees that the Sub-branch which accepts Party A’s application for automobile installment will pay to the following account designated by Party B after it has collected the overdraft amount in Party A’s loan account:

Account Name:	Weidai (Hangzhou) Financial Information Service Co., Ltd.
Bank of Account:	*
Account No.:	*

5.	Party A shall bear any expense arising from Party B’s provision of GPS installation and usage, and communication service during Party A’s application for automobiles installment loan business; in this case, Party A may directly pay such expenses to Party B, or choose the * to withhold the same and transfer to Party B on its behalf.

6.	This Agreement is made in three counterparts with Party A, Party B and the Sub-branch holding one copy each.

Party A’s Signature:

ID Card No.:	*

Date:	*

Party B:	Weidai (Hangzhou) Financial Information Service Co., Ltd. (seal)

Address:

Date:	*

Annex A-9-1

Cooperation Agreement

between

*

and

Weidai (Hangzhou) Financial Information Service Co., Ltd.

Cooperation Agreement

between

*

and

Weidai (Hangzhou) Financial Information Service Co., Ltd.

Party A: *

Domicile: *

Legal Representative: *

Tel:

Party B: Weidai (Hangzhou) Financial Information Service Co., Ltd.

Domicile: *

Legal Representative: YAO Hong

Tel:

WHEREAS:

1.	Party A is an rural commercial bank, which takes in deposits from the general public, grants loans of medium and long term, entrusts loans and deposits, manages acceptance and discounts for negotiable instruments, honors and underwrites government bonds, engages in inter-bank lending, issues financial bonds, sales and purchases government bonds and financial bonds, etc.. Party A intends to reach a strategical agreement with enterprises engaging in Internet industry to expand scale of assets, and enter into Internet financial industry.

2.	Party B is duly incorporated under the laws of People’s Republic of China (“PRC”). Party B is a nationally well recognized Internet financial information intermediary service agency with major business as financial information services, investment management and consulting services and industrial investment. Party B is capable of developing financial assets and providing intermediary services regarding online financing and assets management in nationwide.

As such, Party A and Party B reached the following agreements (this “Agreement”) through friendly negotiation according to PRC Contracts Law, PRC Commercial Banks Law:

Definition:

The following terms shall have the meaning as follows unless this Agreement stipulates otherwise:

1.	Borrower/Client: means individuals between 20 – 60 years old with independent civil capacity.

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2.	Lender: *, i.e., Party A.

3.	Third-Party designated by Party B: means subsidiaries or affiliates of Party B.

4.	Beijing Lezhihui Technology Co. Ltd.: “Lezhihui”, means a subsidiary of Party B.

5.	Broker Fees: means fees paid by the Borrower and Lender separately to the Intermediary (i.e. Party B or Third-Party designated by Party B) for relevant services provided by Party B or Third-Party designated by Party B. Such relevant services may include the provision of transaction information, credit consulting, credit assessment, overdue payment reminders, accounts management, communication for the repayment, assignment of the debt, etc. for the Borrower and the Lender.

6.	Rate of Return on Investment: “ROI”, means the fixed ROI stipulated in this Agreement.

7.	Overdue: Where Party A extends one month grace period to the Borrower who is incapable of duly repaying the interests for the current repayment period, this situation does not constitute an overdue. However, when the Borrower fails to duly repay the interests prior to 24:00 on the last day of the next repayment period following the grace period extended by Party A, such a situation constitutes an overdue, unless it is the last repayment period.

8.	Underlying Asset: means commercial housing located in PRC and owned by the Borrower for the purpose of Mortgage under this Agreement.

Article 1 Contact Information

1.	Parties appoint the following as the contact for the cooperation operation under this Agreement:

Party A’s Contact:

Name:	Email:	Tel:
Name:	Email:	Tel:

Party B’s Contact:

Name:	Email:	Tel:
Name:	Email:	Tel:

2.	Relevant information is deemed to be duly received by the recipient where the other party contact the recipient according to the above contact information.

3.	Any change to one party’s contact information shall be notified to the other party at least ten (10) days prior to the said change. Otherwise, the party that fails to do so shall be responsible for any and all negative consequences resulted from the other party still making the contact according to the contact information prior to the latest change.

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Article 2 Cooperation Gist and Purpose

Parties shall make use of their own strengths, devote themselves to forming a comprehensive and creative cooperation model according to the principles of justice and fairness as well as mutual benefit.

Article 3 Cooperation Principles

1.	Reciprocity: Parties shall observe the principles of equal negotiation and mutual benefit throughout the cooperation while contributing their respective strengths in platform, resources, technologies, clients, channels etc. to complement each other and achieve win-win cooperation.

2.	Resources Sharing: to maximize the mutual benefit and sharing of clients, funding, technologies and human resources.

3.	Full Cooperation: to reasonably apportion responsibilities during the course of joint operation of mortgage assets, to be responsible for matters that one party is adept at while fully supporting the other party on specific business matters during the course of cooperation.

Article 4 Term of Cooperation

1.	Term: [date] to [date].

2.	Parties shall negotiate the extension of this agreement if they wish to continue the cooperation on the subject matter upon the expiration of this Agreement.

Article 5 Cooperation Content

1.	Party A agrees to grant the loans to the Borrower designated by Party B and Third-Party designated by Party B, provided Party B has fulfilled the following conditions:

(1)	The Underlying Asset is authentic and effective;

(2)	The amount of the loan to be granted is consistent with Party A’s requirement (i.e., fewer than or equal to RMB*);

(3)	The Borrower legally owns the Underlying Asset and such Underlying Asset can be legally mortgaged without any defects of rights as of the execution date of this Agreement.

2.	The annual interest rate is *% as agreed upon the Parties’ negotiation. The repayment will be done monthly with monthly interests equal to the amount calculated based on the following formula: monthly rate = principal x *% / 12. The principal shall be repaid at the maturity date.

3.	Party B and Third-Party designated by Party B are responsible for providing relevant information of the Borrower and procure the fulfillment of the first items specified in the paragraph 1 of this Article 5 and assist Party A to complete the relevant procedures regarding the mortgage.

4.	Party B and its affiliates have the right to review the credit information of the Borrower through the credit information services agencies that cooperate with Party A. Party B and its affiliates represent and undertake that they have the legitimate authorization from the Borrower where parties need to share the credit information related to the Borrower.

5.	Party B is responsible for the building of risks models and daily operation of the background system while Party A shall appoint certain staff to assist in reviewing the background system and open the receiving card of Party A onsite. Parties shall jointly appoint the financial staff and conduct settlement and balance of accounts on the twenty-first day of every month to ensure the normal operation of the mortgage business under this Agreement.

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6.	Lezhihui shall be responsible for the offline interview and notarization and Party A shall appoint certain staff to assist in reviewing the application materials.

7.	Party B shall be responsible for the collection and review of the materials of the Borrower, arrange such materials into the system, and open accounts for Party A in the background system to get access to such materials in order to assist in reviewing the same.

8.	Parties shall assist each other in managing the material information related to the borrowing. Party A shall be responsible for storing such information in the location designated by Party A. Party A shall be fully responsible for all the consequences and expenses, including but not limited to investigation fees, attorney fees, litigation fees arising out of the damages and loss of the materials, and for any liability arising out of the failure of delivering such information to the Borrower in the due time as of the maturity date.

9.	Overdue: To secure Party A’s investment security and the ROI, Party B undertakes that Third-Party designated by Party B shall accept the assignment of the debt from Party A where there is an overdue by the Borrower and Party A has the right to assign the debt. In addition, Third-Party designated by Party B shall pay the consideration calculated based on the following formula to Party A on the first day after the overdue date: consideration = principal + interests – repayment made by the Borrower, among which the interests shall be calculated as follow: interests = principal x *% x days / 365.

10.	Discrepancies: If the Third-Party designated by Party B fails to fully pay the consideration according to this Agreement, Party B shall pay any discrepancies between the consideration actually paid by the Third-Party designated by Party B and the full consideration such party shall pay to Party A.

11.	Parties confirm that any loans granted by Party A shall be conditioned upon the final risk review by Party B and the receipt of the letter of granting the loan from Party B prior to any loans shall be granted to any recommended Borrower.

Article 6 Parties’ Rights and Responsibilities

1.	Parties shall ensure that the relevant internal authorization and approval will be obtained and the cooperation under this Agreement will be duly completed on time.

2.	Party A shall be responsible for procuring any and all approvals and record-filing procedures from the competent authorities for the business related to the cooperation.

3.	To ensure the efficiency of granting loans, Party A shall be deemed waiving the granting of the loan if Party A cannot complete the review within the agreed timetable, which is in the internal process of Party A.

4.	To complete this cooperation, Parties represent that the information and documents provided to each other related to the cooperation are authentic, accurate and complete.

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5.	Parties undertake to each other that they shall give each other the most favorable treatment during the cooperation regarding the mortgage.

6.	Parties undertake that they shall provide training to each other based on their strengths.

7.	Parties undertake that they shall duly preserve relevant materials.

Article 7 Risks

1.	To protect against transaction risks, Parties are not allowed to engage in businesses that explicitly prohibited by PRC laws and regulations and the State.

2.	Parties shall use their best efforts to avoid damages related to goodwill of the other party during the process of managing the incidents related to the business risks.

3.	Parties represent that there are no judicial and/or administrative proceedings that will have adverse effect on the execution or performance of this Agreement as of the execution date. In addition, one party shall immediately notify the other party the occurrence of such proceeding in the future and take any and all reasonable and necessary measures to rectify deficiencies related to such proceeding.

4.	Party A guarantee that all the documents, materials, statements and instruments to be provided to Party B are true, legitimate, effective and complete. Representations and explanations are made in good faith by Party A without malicious fraud or material misleading.

Article 8 Intellectual Property Rights Protection

Parties shall respect each other’s intellectual property rights (“IPRs”) and IPRs owned by each party shall not be affected. No party shall, by any means, use any rights based on IPRs of the other party unless obtaining the written license of the IPRs owner in advance.

Article 9 Breach of Contract

1.	Parties shall strictly abide by the terms and conditions of this Agreement. One party shall be deemed in breach of this Agreement ife it breaches any terms and conditions of this Agreement, or breach its representations under this Agreement and causes damages to the other party, or leads to the situation that the cooperation cannot be maintained.

2.	The breaching party shall be responsible for reducing or eliminating the adverse effect and compensate the non-breaching party for the direct economic losses arising out of the breach. In addition, the non-breaching party has the right to terminate this Agreement.

3.	Parties ensure that all the client information and various sorts of statistical data shall only be used for the services stipulated under this Agreement, and shall only be disclosed for the purpose of the performance of this Agreement, as required by relevant laws and regulations, administrative rules or judicial organs, or to the professional agencies and their authorized agents as well as their employees for the performance of this Agreement. No party shall disclose any information to any third party unless this Agreement stipulates otherwise. The breaching party shall be responsible for any damages caused by the leak of client’s information and the non-breaching party has the right to terminate this Agreement prior to the expiration date.

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Article 10 Amendments and Termination

1.	Except that the breaching party leads to the situation that the cooperation cannot be maintained and the non-breaching party unilaterally terminates this Agreement, Parties are not allowed to suspend, terminate the performance of this Agreement or to terminate this Agreement unilaterally without the written consent of the other party during the performance of this Agreement, unless laws or this Agreement provide otherwise.

2.	For matters not stipulated under this Agreement, or if the development of business requires further supplements, changes, amendments to this Agreement, any party can propose suggestions, alterations and modification which, after both Parties have reached consensus in the written form and have signed the relevant documents, will become an integral part of this Agreement. The supplementary agreement has the same legal effect as this Agreement.

3.	One party shall be deemed in unilateral breach of this Agreement if such party fails to perform its duties, responsibilities or materially breaches this Agreement such that the other party cannot continue to conduct its businesses or cooperation under this Agreement. The non-breaching party shall has the right to seek damages arising out of such breach from the breaching party and terminate this Agreement.

Article 11 Dispute Resolution

1.	This Agreement is executed in the Jianggan District of Hangzhou. The execution, validity, performance and interpretation of this Agreement shall be governed and interpreted by the PRC laws and regulations.

2.	Parties agree that they shall first try to resolve any disputes caused by or arise out of this Agreement through negotiation in good faith. Any party could bring such disputes to the People’s court where the plaintiff residesif such disputes cannot be resolved through negotiation.

Article 12 General Provisions

1.	This Agreement constitute the independent understanding and agreement between the Parties with respect to the subject matter hereof, and shall replace any other written or oral agreement relating to the subject matter hereof existing between the Parties. For matters not stipulated under this Agreement, Parties could reach a supplementary agreement. The supplementary agreement has the same legal effect as this Agreement. And the execution parties warrant that they are duly incorporated and legally existing companies or other entities under PRC laws with good credits.

2.	The invalidity or illegality of any provision under this Agreement due to any cause or reason shall not affect the validity, legality and enforceability of the remaining provisions .

3.	If the Parties are prevented from executing any provision of this Agreement by war, earthquake, lightning, fire, acts of government, change of regulatory environment, etc. (“Force Majeure Event”), this term of performance shall be deferred and no parties shall be responsible for the losses to the extent such delay or loss was caused by the Force Majeure Event.

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4.	Any party of this Agreement has the right to notify the other party to immediately terminate this Agreement in the case where the Force Majeure Event caused the term of execution of this Agreement has been extended more than one month.

5.	The party subject to the Force Majeure Event shall notify the other via fax or email upon the occurrence of the Force Majeure Event and provide the other party with the documents issued by the competent authorities evidencing such Force Majeure Event within three (3) calendar days.

Article 13 Confidentiality

Parties undertake that they shall keep confidential any information and materials (“Confidential Information”) from the disclosing party during the cooperation to the extent such information or materials are not publicly accessible. One party cannot disclose part and all of Confidential Information to any third party without the consent from the disclosing party, unless laws, regulations or competent authorities provide otherwise. As to the specific confidential matters, the confidentiality agreement executed by the Parties shall prevail.

Article 14 Miscellaneous

1.	For matters not stipulated under this Agreement, Parties could reach and execute a supplementary agreement. The supplementary agreement has the same legal effect as this Agreement.

2.	This Agreement shall become effective upon the execution (or sealed by signatory seal) by the legal representative or authorized signatory and sealed by the company seals of each party.

3.	This Agreement shall be made two copies, and each copy has equal legal effect.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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[SIGNATURE PAGE TO THE COOPERATION AGREEMENT]

Party A: *

(Company Seal)

Signature of Legal Representative:

Party B: Weidai (Hangzhou) Financial Information Service Co., Ltd.

(Company Seal)

Signature of Legal Representative:

Annex A-9-2

INTERMEDIARY AGREEMENT

Party A:	*
ID Card No.:	*
Tel:	*

Party B:	Weidai (Hangzhou) Financial Information Service Co., Ltd.
Address:	*
Legal Representative:	YAO Hong

WHEREAS, Party A intends to execute relevant loan agreement with the lender based upon the intermediary service rendered by Party B; for the purpose of clarifying the rights and obligations between Party A and Party B, upon mutual consultation, the Parties have agreed as follows:

ARTICLE 1    PARTY A’S RIGHTS AND OBLIGATIONS

A.	Party A’s Rights

1.	Party A shall have the right to request Party B to improve the service provided;

2.	Party A shall have the right to request Party B to explain the issue Party A may have concern related to the service rendered by Party B;

3.	In the event that Party A is dissatisfied with the service provided by Party B, Party A shall have the right to file complaint to relevant department of Party B;

4.	Party A shall have the right to request Party B or its staff to find the lender within a reasonable period of time so as to realize the borrowing purpose; and

5.	Party A shall have the right to authorize Party B to repay to the lender on its behalf the principal and interest of the loan after it has transferred to Party B all the expenses, including without limitation, service fee, the principal, and the interest.

B.	Party A’s Obligations

1.	Party A shall assist Party B in executing such documents that are necessary in the loan service, and in the registration, custody and disposition of collaterals;

2.	Party A shall provide Party B with such materials that serve as demonstration of Party A’s identification and credit status, and ensure the accuracy and completeness of the materials thus rendered;

3.	Party A shall assist Party B in the anti-fraud investigation, and provide Party B with relevant materials necessary for examination according to the requirements of Party B; and

4.	Party A shall pay Party B for the service fee and other third party’s service fee, if any.

ARTICLE 2    PARTY B’S RIGHTS AND OBLIGATIONS

A.	Party B’s Rights

1.	Party B shall have the right to charge relevant fee at * % of the amount obtained for the service rendered hereunder, the payment of which shall be made by Party B to Party A on a monthly basis at the time of Party B’s repayment of the principal and interest;

2.	Party B shall have the right to adjust the service scope and service rate according to the actual situation, and the adjusted scope and rate shall come into force after Party B has delivered a notice to Party A;

3.	Party A agrees that the expenses incurred in the circumstance that it borrows money under the intermediary service provided by Party B after it has been served by other intermediary agency, or under other service agreement regarding the loan concluded by Party A and a third party and recognized by Party B, shall be charged by Party B on behalf of Party A, and then be settled by Party B with such third party; and

4.	Party B shall have the right to review Party A’s credit status by means of various channels, and conduct anti-fraud investigation upon Party A.

B.	Party B’s Obligations

1.	Party B, as an agency providing Party A with intermediary service, shall provide Party A with the service regarding account management, withdrawal (including urgent withdrawal), and transaction (including delivering notices to trading parties);

2.	Party B shall improve the service rendered according to Party A’s requirements; however provided that, Party B reserves the right to charge corresponding fee for the additional service;

3.	Party B, as an intermediary agency, shall provide Party A with the service regarding the registration, custody and disposition of collaterals; Party B shall provide the said service with reasonable care, good faith and prudence, and shall not damage Party A’s rights or interests;

4.	Party B shall perform the duties as an intermediary agency so as to realize Party A’s purpose of borrowing money as soon as practicable; and

5.	Party B shall repay to the lender the principal and interest transferred to it by Party A without delay.

ARTICLE 3    PAYMENT

A.	Party A has paid Party B or the third party designated by Party B the service fee hereunder as well as other third party’s service fee. With respect to the service fee payable by Party A to a third party hereunder, Party B hereby agrees that it shall transfer to the third party immediately after it has received the service fee from Party A.

B.	The payment shall be made prior to the 20th day of each month, and completed till the full settlement of all the loan under relevant loan agreement. Party A may not request Party B to refund any service fee

ARTICLE 4    VALIDITY

This Agreement shall come into force upon the executions and seals by both sides.

ARTICLE 5    BREACH

Party A’s failure to assist Party B in executing relevant documents or pay corresponding service shall be deemed a breach, and thus, Party A shall bear a liquidated damage at *% of the amount borrowed.

ARTICLE 6    DISPUTE RESOLUTION

Any dispute arising from the execution or performance of this Agreement shall be settled through friendly consultation between the Parties; failing which, either Party may submit the dispute to the local court of the place where Party B is located.

ARTICLE 7    MISCELLANOUS

Those matters that are not discussed hereunder shall be provided for in a supplementary agreement otherwise executed by the Parties upon consultation.

The Parties may enter into other agreement for the service further required by Party A.

Party B:

By Authorized Representative:

Party A (Seal):

By Authorized Representative:

Date:	[Date]

Annex A-10

Cooperation Agreement

Party A: *

Legal Representative: *

Company Registration Place:*

Contact Address: *

Contact Information: *

Party B: Weidai (Hangzhou) Financial Information Service Ltd.

Legal Representative: *

Contact Address: *

Contact Information: *

Party C: Ruituo (Hangzhou) Internet Financial Information Services Co., Ltd.

Legal Representative: *

Contact Address: *

Contact Information: *

In view of:

1.	Party A is a limited liability company which is legally established and validly existing;

2.	Party B owns and operates the Weidai Platform (Website address: www.weidai.com.cn and/or client, "Party B Platform")

3.	Party C is a limited liability company which is legally established in Zhejiang Province and validly existing.

NOW, THEREFORE, in order to strengthen cooperation among Party A, Party B and Party C and promote mutual benefit and win-win result, the three Parties hereto, in accordance with the Contract Law of the People's Republic of China and related laws and regulations, on the basis of the principles of voluntariness, equality, fairness and good faith, conclude and enter into the Cooperation Agreement (“the Agreement”) through friendly negotiation as follows:

A.	Cooperation Content:

1.	As a corporate investor, Party A provides funds and purchases wealth management products which are issued by Party B Platform through the platform operated by Party B. The total investment amount is confirmed by both Parties weekly or monthly. The specific information is subject to the investment plan confirmed by email between both Parties. In order to ensure the security of investment of Party A, Party C shall undertake the irrevocable joint guarantee liability to repurchase the wealth management products purchased by Party A, which means that an advance payment will be paid by risk provision of Party B Platform in the event that Party B fails to pay the principal of the investment and the annualized return hereunder to Party A; if the risk provision of Party B Platform is still unable or not fully able to fulfill the due guarantee obligation to Party A, Party A is entitled to deduct the Deposit provided by Party B to Party A; if the Deposit is still not fully able to fulfill the due guarantee obligation to Party A, Party C shall fulfill the guarantee obligation for Party B to Party A.

2.	In order to ensure the safety of funds of Party A, Party B shall, hereunder, pay Party A the Deposit to fully protect investment security of Party A.

3.	The specific cooperation process is as hereunder:

(1)	Party A, as a corporate investor of Party B Platform, shall register on Party B Platform.

(2)	Party A shall, in accordance with the investment plan confirmed by email from both Parties, recharge to the designated client funds account of Party B, before purchase wealth management products each time. Specifically, Party A shall follow the investment plan agreed by both Parties and recharge to the designated client funds account of Party B before the noon of the designated working day. Party B shall transfer the fund into the custodian account of Party A on Party B Platform on the day when Party B receives the fund. Part A and Party B may renegotiate the investment plan under certain circumstances.

Designated Client Funds Account of Party B:

Name of Account: Weidai (Hangzhou) Finance Information Service Ltd.

Account Number: *

Bank of Account: *

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4.	Confirmed by both Party A and Party B, Party A shall, hereunder, invest and purchase the wealth management products issued on Party B Platform. The assets corresponding to the wealth management products must be the assets under the “auto-backed loan” category. In the event that Party A finds that there is any asset which does not belong to “auto-backed loan” category, Party A is entitled to refuse to continue to invest and purchase wealth management products and Party B / Party C shall repurchase the asset which does not belong to “auto-backed loan” category within three(3) working days.

B.	Representations and Guarantees

1.	Party A commits that Party A has full civil capacity, and has fixed place of business and the ability to implement obligations hereunder.

2.	Party B commits that Party B has full civil capacity, and has fixed place of business and the ability to implement obligations hereunder. Party B has signed the Agreement with sufficient authorization or/and has attained approval from internal authority of the company.

3.	Party C commits that Party C has full civil capacity, and has fixed place of business and the ability to implement obligations hereunder. Party B has signed the Agreement with sufficient authorization or/and has attained approval from internal authority of the company.

C.	Rights and Obligations

1.	During the implementation hereof, Party B agrees that Party A may use the “Weidai” brand on its affiliate’s platform and asset portfolio without the consent of Party B for the purpose of implementing the Agreement and only within the scope necessarily for the implementation hereof.

2.	Party A guarantees that the source of investment funds hereunder is legal.

3.	Party A will provide relevant information to create relevant accounts required for financial management under the requirements of Party B.

4.	Party A shall sign the Loan Agreement with Party B. For details, please refer to Appendix I: Loan agreement. Other rights and obligations of Party A hereunder shall be governed by the Loan Agreement. If there is any conflicts with the Agreement, it shall be subject hereto.

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5.	Party A and Party B confirm that Party A is only the user of investment management service of Party B Platform. Party A shall purchase the wealth management products issued by Party B in accordance with Party B Platform rules. If the Party B Platform rules are illegal or non-compliance, or the wealth management products issued by Party B are illegal or non-compliance, or the wealth management products corresponding to the creditor’s rights are not the ones agreed under Article 1(4) hereof or the existence of any fraud which result in any legal responsibility of Party A, Party B and Party C hereby guarantee that all liabilities and losses arising from Party A accordingly will be undertaken by Party B and Party C.

6.	Party A is entitled to inspect the related information of list of loans, account withdrawal and repayment information corresponding to the wealth management products at any time. (The specific information provided by Party B is subject to the attached Appendix II: Weidai system docking field). Party B should provide necessary help to the inspection of Party A and shall not reject such inspection with any reason.

7.	Party A shall ensure that the recharged funds will reach the designated client funds account of Party B before 12:00 am on the agreed working day. In case of special circumstances, Party A needs to friendly renegotiate with Party B about the relevant investment plan.

8.	Party B shall send the creditors’ rights information, including but not limited to the borrower's account name on Party B Platform, start and end date of the borrowing, amount of the borrowing, interest rate of the borrowing, etc., corresponding to the wealth management products purchased and invested by Party A, to Party A's designated contact office within one working day after Party A has purchased and invested the wealth management products according to the agreement. For details, please refer to Appendix II: Weidai system docking field; Party A is entitled to display the aforementioned information submitted by Party B to Party A in the debt portfolio details on the platform operated by Party A's affiliates.

9.	Within four(4) months after the date hereof, Party B shall cooperate with Party A to complete the system docking and provide data port to transfer the creditors’ rights details and repayment data. For details, please refer to Appendix II: Weidai system docking field; Party A is entitled to refuse to continue to invest hereunder if Party B fails to complete the system docking on time.

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10.	The providing manner in which the full business process details of each of the above basic assets is as follows:

(1)	Before the system is connected between Party A and Party B, the relevant creditors’ rights information of Party B's wealth management products that has been invested by Party A will be pushed in the form of web link. Push fields are detailed in Appendix III: verify information list. Party B promises Party A to provide Party A with the aforementioned web link within 24 hours after the successful purchase of wealth management products. Party B shall provide Party A with web links equal to 20% of the investment creditors’ rights purchased by Party A, but Party A and Party B shall take necessary measures to protect borrowers' privacy.

(2)	Party B shall cooperate with Party A to provide support for Party A to inquire status of its investment account on Party B Platform. Otherwise, Party A is entitled to refuse to continue its investment.

(3)	Within four(4) months after the date hereof, Party A and Party B shall cooperate with the completion of the system docking to ensure Party A can inquire the details of the basic assets and the details of full business process, such as the repayment data, of the investment in Party B Platform. Otherwise, Party A has the right to refuse to continue its investment.

(4)	The information mentioned in the above agreement is subject to Appendix II.

11.	The creditors’ rights corresponding to the wealth management products invested by Party A shall be specially marked in the Party B system to indicate that the creditors’ rights are held by Party A.

12.	In order to ensure the security of Party A's fund, Party B commits to report to Party A on the relevant business and risk management information within the first ten(10) working days each month, including but not limited to loan origination data (the loan origination amount of each product and the outstanding balance of all products), delinquency rate of the loans subscripted to by Party A, and actual repayment status. Meanwhile, Party B commits to provide audited annual financial report of Weidai (Hangzhou) Financial Information Service Ltd., and semi-annual financial report and annual financial report of Ruituo (Hangzhou) Internet Financial Information Services Co., Ltd.. Party B guarantees that the data provided is true, otherwise Party B is willing to undertake all the losses caused to Party A.

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13.	Party B shall meet the requirements from Party A to visit the headquarter every six(6) months after first investment and visit the of two(2) service centers every quarter after the first investment. During the visit of the headquarter, Party B should provide Party A with required business, financial and risk management, etc. documentation, including but not limited to, loan origination data, loan transfer rate, delinquency rate, extension rate, charge-off of bad debt, monthly financial report of Weidai (Hangzhou) Financial Information Service Ltd., and monthly financial report of Ruituo (Hangzhou) Internet Financial Information Services Co., Ltd.

14.	When Party A's investment products are about to due, if Party A needs to withdraw the funds due, Party A must issue a withdrawal request one(1) working day in advance, Party B will pay the principal and interest due before 16:00 on the next working day to the designated account of Party A.

15.	Party A is entitled to transfer the creditors’ rights generated hereunder to the financial asset exchanges that cooperate with Party A and, through the financial asset exchanges that cooperates with Party A, sell such creditors’ rights to the registered users on its affiliate’s platform, in the form including but not limited to investment plan and loan transfer, without the consent of Party B or Party C. Party A is also entitled to display the detailed information corresponding to such creditors’ rights, including but not limited to the borrower's identity information, start and end date of the borrowing, amount of the borrowing and interest rate of the borrowing, etc., in the portfolio of creditors’ rights of on Party A’s affiliate’s platform.

16.	As confirmed by the Parties hereto, Party A is only corporate investor on Party B Platform. If the rules of wealth management products on Party B Platform do not comply with the existing laws, regulations and supervision policies, all responsibility and losses shall be undertaken by Party B and shall not be related to Party A.

17.	Each party hereto shall report and pay relevant taxes and fees to their taxation authorities separately according to the provisions of Chinese laws.

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18.	Party B authorizes that, in terms of the implementation of the Agreement, within the scope of authorization granted by Party B, Party A may, or entrust other third parties, to inquire the credibility status of the borrower corresponding to the creditors’ rights subscribed by Party A. The number of enquiries should be no more than 20% of the amount of creditors’ rights invested by Party A, including but not limited to the data that can be provided for Party A's reference by existing technical means such as the trading information of the e-commerce platform; Party B guarantees that it has obtained the written consent from the borrower for this authorization, otherwise all the liabilities and losses arising therefrom shall be undertaken by Party B.

D.	Cooperation Amount and the Return

Party A, Party B and Party C agree and confirm that Party A will transfer and recharge to the designated client funds account of Party B. The annualized return will be calculated from the date when Party A recharges Party B hereunder. The balance of investment made by Party A with a term of more than three months shall not exceed 30% of the balance of the total investment made by Party A. The specific terms and annualized returns are as follows:

	Less than six months (including)	Six to twelve months (including)

Less than * million (including)	*	*

* to * million (including)	*	*

More than * million	*	*

If there is any change in the above term and annualized return, Party A, B and C may sign a supplementary agreement to amend the agreement after the consensus.

E.	Guarantee Deposit

1.	Implementation Deposit

(1)	payment method: Party B shall pay the full amount of Deposit to Party A as Guarantee Deposit (“Deposit”) before Party A recharges after each investment plan is determined. The Deposit ratio is *% of the investment amount of each investment plan; Party A and Party B agree to confirm the investment plan for the next week and the amount of the next week's Deposit payment every Friday. Party B shall complete the Deposit payment before Party A makes a payment. After Party B completes the payment of the Deposit, Party A begins to arrange funds according to the investment plan.

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The Deposit payment formula is as follows:

The Deposit payment amount= The estimated amount of Party A's wealth management products purchased from Party B as of next Sunday (“Estimated Fund”)**%, minus the balance of the Deposit paid by Party B to Party A.

(The Estimated Fund is the estimated amount equals to the estimated Fund in the current week’s investment plan, plus the total amount of funds in the next week’s investment plan, minus the total amount of funds to be withdrawn in the next week.)

Party A and Party B agree that the margin will be accounted for once every half month, refund for an overpayment or a supplemental payment for any deficiency.

(2)	After the expiration of the wealth management products purchased by Party A from Party B Platform hereunder, if Party B fails to fulfill the repurchase obligations to Party A according to the annualized return as stipulated in the Agreement, Party A can deduct the Deposit paid by Party B. If Party A deduct the Deposit, Party B must make up the Deposit within one(1) working day. Otherwise, Party A is entitled to suspend the contract until Party B makes up the Deposit.

The account provided by Party A for the Deposit is as follows:

Name of the account: *

Account number: *

Opening bank: *

(3)	When the Agreement is terminated and Party A obtains all principal and returns hereunder and there is no breach hereof conducted by Party B, Party A shall return the Deposit (interest free) paid by Party B to Party B in a lump sum within 10 working days after the termination hereof.

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The account provided by Party B for the return of Deposit is as follows:

Name of the account: Weidai (Hangzhou) Financial Information Service Ltd.

Opening bank: *

Account number: *

(4)	Both Party A and Party B can adjust the Deposit ratio by a supplementary agreement.

2.	Guarantee

(1)	To ensure the safety of Party A’s investment, Party C voluntarily undertakes the irrevocable joint responsibility guarantee for the repurchase obligations of the wealth management products purchased by Party A on Party B Platform;

(2)	Method of guarantee: irrevocable joint responsibility guarantee;

(3)	Guarantee period: during the term of the wealth management products released by Party B Platform and purchased by Party A, and two(2) years after such products are due;

(4)	Implementation of Guarantee: In the event of an accelerated expiration hereunder or the expiration of the wealth management products purchased by Party A on Party B Platform hereunder, if Party B failed to fulfill the repurchase obligation to Party A hereunder, which means that an advance payment will be paid by risk provision of Party B Platform when Party B fails to pay the principal of the investment and the annualized return hereunder to Party A; if the risk provision of Party B Platform is still unable or not fully able to fulfill the due repurchase obligation to Party A, Party A is entitled to deduct the Deposit paid by Party B to Party A; if the Deposit is still not fully able to fulfill the due repurchase obligation to Party A, Party C shall fulfill the redemption obligation for Party B to Party A on the day when the above-mentioned wealth management products are due, which means to pay the principal of the investment and the annualized return hereunder to Party A.

a.	The range covered by the guarantee: The principal of Party A’s investment, annualized return, liquidated damages (if any), the cost of realizing the creditor’s right, including but not limited to retaining fee, court fee, property preservation fee, announcement fee, execution fee, evaluation fee, investigation fee, post cost, travel transportation and accommodation fee and other relevant and responsible paid cost.

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b.	Party C hereby undertakes that Party C's guarantee responsibility hereunder has been fully authorized and has obtained approval from the internal authority of the company, and comply with the company law of the People's Republic of China and other relevant laws.

c.	In the event that the corresponding creditor's rights were listed on financial asset exchange that cooperates with Party A in accordance with the provisions of Article 3, paragraph 15 hereof, Party A does not need to inform Party B and Party C. In the event that the new creditor claims the guarantee responsibility to Party B and/or Party C, Party B and/or Party C shall continue to undertake the guarantee responsibility of the new creditors in accordance with agreed in the Agreement.

F.	Private Policy

1.	After the award date hereof, the Parties hereto shall undertake the following confidentiality obligations unless prior written consent of the other party is obtained:

(1)	Any party shall not disclose the Agreement, any matters hereunder and any documents, materials or information (“Confidential Information”) related to such matters to the Parties beyond the three Parties hereof.

(2)	Party A shall keep the materials of information, assets and other services related matters of Party B legally confidential.

(3)	Either party may only use the Confidential Information and its contents for the purposes hereof and shall not use it for any other purpose.

2.	Any party hereto shall take all other necessary, appropriate and measurable measures to ensure the confidentiality of Confidential Information.

3.	The Parties hereto shall prompt those who are disclosed the Confidential Information strictly abide hereby.

4.	The rights and obligations of the Parties under this Article shall remain effective after the termination or expiration hereof.

G.	Force Majeure

1.	“Force Majeure” refers to the objective situation that occurred after the award date hereof, which cannot be foreseen or avoided or overcome by the affected party. In view of the special nature of the network, force majeure includes but not limited to hacking, computer virus attacks, technical adjustments in the banking and telecommunications sectors, etc., where the other party fails to provide services hereunder, either intentionally or negligently. In addition, it also includes laws and regulations, and the promulgation and implementation of government departmental supervision policies which cause the suspension of both Parties’ business or the suspension or termination of this cooperation.

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2.	The Party who cannot implement or cannot fully implement the Agreement due to force majeure may be partially or totally excused from implementing its liabilities. If Force Majeure and its effects have not been terminated or eliminated after one(1) month, the Parties may terminate the Agreement by negotiation.

3.	The Party affected by force majeure shall notify the other Parties in writing the event of force majeure as soon as possible, and submit the relevant supporting documents to the other Parties for confirmation within seven(7) days by airmail letter, China Post Express (EMS) or email.

H.	Liability for breach of contract

1.	Any Party who violates the Agreement and makes all or part hereof cannot be implemented shall be liable for breach of contract and compensate the other Parties the losses (including the resulting legal costs and retaining fees). If all Parties breach the contract, they shall undertake corresponding responsibilities according to the actual situation.

2.	If Party B fails to pay the investment principal and annualized return to Party A as scheduled in accordance with the time and annualized return hereunder, Party B shall, for each overdue day, pay Party A the overdue fine as five(5) thousandths of the amount should has been paid.

3.	If Party B or Party C has the following circumstances, they shall promptly inform Party A and Party A is entitled to choose whether to continue to implement the Agreement. If Party A chooses to terminate the Agreement, it will be entitled to declare that all the wealth management products purchased by Party A on Party B Platform hereunder have expired in advance. Party B shall, on the day after receiving written notice from Party A, no later than 12:00 am of the next day implement the payment obligation to Party A, which means to return the investment principal to Party A and pay the investment income according to the actual number of days of Party A’s investment. Party A is entitled to claim the guarantee liability to Party C in accordance with this article and Party C shall not refuse for any reason:

11

(1)	Sell, donate, rent, finance, transfer, mortgage, pledge or otherwise dispose of all or most of its assets;

(2)	Significant changes have occurred in the operating system or the form of property rights organization, including but not limited to the implementation of contracting, leasing, joint ventures, corporate restructuring, joint-stock reform, corporate sales, merger (acquisition), separation, capital reduction, etc.;

(3)	Major shareholders make false capital contributions, withdraw capital or withdrawal of capital in disguise form;

(4)	Related transactions and funds with other shareholders become abnormal;

(5)	Major shareholders or core management who play a key role in operations and risk control, have changes and make other decisions which have significant impact on finance and personnel

(6)	The company or its legal representative get involved in a significant economic lawsuit, arbitration or administrative measures or the company’s main assets are taken for property preservation or other mandatory measures;

(7)	Sign a contract that has a significant impact on its economic condition, financial condition or ability to implement its obligations hereunder;

(8)	Propose to file for bankruptcy or has been filed for bankruptcy, suspend business, close, dissolve, stop rectification, revoke or business license is revoked;

(9)	With no reason but refuse to implement or fully implement the obligations hereunder;

(10)	Deterioration of financial situation, serious operational difficulties or other events that have a negative impact on its operations, economic conditions, financial situation or solvency has been shown.

I.	Dispute Resolution

Except other regulations provided herein, all disputes arising from the Agreement or the fulfillment hereof by Party A, Party B and Party C shall be settled through friendly negotiation first. If the three Parties cannot reach an agreement through negotiation, they may raise a lawsuit at Beijing Haidian District People's Court where it is the place of conclusion hereof. The litigation costs shall be undertaken by the losing party.

12

J.	Notice

1.	Valid Notice

Unless otherwise agreed in the Agreement, the notice required hereunder shall be written in Chinese, delivered in person (including express mail) or by email. All the notice shall be sent to the following mailing address unless the written notice of change in advance:

To Party A

Address: *

Attention: *

Email address: *

Facsimile:*

Dial in: *

To Party B

Address: *

Attention: *

Email address: *

Dial in : *

To Party C

Address: *

Attention: *

Email address: *

Facsimile: *

Dial in: *

2.	Notices shall be deemed to have been given at the time being displayed as sent and arrived the other party's mailbox in the event that the delivery of the notice is in form of email; notices shall be deemed to have been given on the date of receipt by the recipients of the Parties aforementioned in the event that the delivery of the notice is in form of delivered in person (including express mail).

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K.	Special Clause

1.	The Parties hereto know and recognize hereunder, during the implementation hereof, if the Agreement is unable to continue due to the national laws, regulations or regulatory rules, etc., after the negotiation between Parties in good faith, Party A may, hereunder, fully accelerate the wealth management products purchased from Party B Platform and Party B shall fulfill the redemption obligation to Party A on the day receiving the written notice from the Party A, or no later than noon before the next day. Party A is entitled to claim the guarantee liability to Party C and Party C shall not refuse for any reason.

L.	Miscellaneous

1.	If any provision hereof violates the applicable laws and regulations, it shall be held to be invalid, illegal or unenforceable. The validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

2.	Both Parties may enter into a new strategic cooperation agreement to replace the Agreement hereunder if encounter any changes in regulatory policy. Meanwhile, both Parties shall make their own systems updated to comply the requirement set by regulatory institutions.

3.	The contents hereof include the text of the agreement, the attachments, and various rules that Party B may issue in the future and notify Party A in advance with consent in written by Party A.

4.	The Agreement shall become effective on the date of signature and seal of the three Parties. The Agreement is in triplicate, and each of the three Parties hold one copy and all copies are equally legal effective.

5.	The agreement is valid for one year from the date of signature by the three Parties. After the expiration hereof, three Parties may jointly negotiate whether to continue the cooperation and re-sign the relevant agreement.

14

No text after this, signature pages and schedules follow

Party A: *

Signature of Legal Representative:*

Seal of Legal Representative:*

15

Party B: Weidai (Hangzhou) Financial Information Service Ltd.

Signature of Legal Representative:*

Seal of Legal Representative:*

Party C: Ruituo (Hangzhou) Internet Financial Information Service Limited Company

Signature of Legal Representative:*

Seal of Legal Representative: *

Date of the signature:

16

Appendix I

Loan Agreement

Appendix II

Weidai System Docking Field

Appendix III

Verify Information List

Annex A-11

Contract No.: ________________

Advance Agreement

Borrower (Party A):	ID Number:

Profession:	Industry:

Lender (Party B):	Unified Social Credit Code:

Due to needs of capital turnover of Party A, Party A and Party B, upon sufficient negotiation and in the principle of equality, willingness, honesty and faithfulness and consensus, have entered into this Agreement in accordance with the Contract Law of the People’s Republic of China and other applicable laws and regulations, to specify rights and obligations of each Party, and Party A and Party B shall follow the provisions of this Agreement:

I. Amount of Loan: RMB _____________(in Chinese character: ___________________________); with an annual interest rate of _____%.

II. Purpose of Loan: _________________________________________________, without written consent of Party B, Party A shall not change purpose of the loan, including but not limited to that Party A shall not use the loan for investment in fixed assets or equity or use it in the field or for the purpose as prohibited from production or operation by the State.

III. Term of Loan: from ____(date/month/year) to___ (date/month/year).

IV. Manner of Repayment: the loan shall be repaid in one lump sum along with its interest upon maturity, and the loan may be repaid in advance provided that the interest thereon is to be settled based on the entire agreed term of loan. Party A hereby entrusts Ruituo (Hangzhou) Internet Financial Information Service Co., Ltd. to pay interest to Party B on its behalf.

V. Manner of Payment of Loan: Party A and Party B both confirm that Party B shall pay the loan hereunder to Party A through such ways as bank transfer, cash or third party payment.

VI. Rights and Obligations of Party A:

1. Party A shall provide materials relevant to the loan as required by Party B, and ensure authenticity and legality of such materials;

2. Party A shall utilize the loan for purposes as set forth herein;

3. Party A shall repay the principal of the loan and corresponding interest in accordance with provisions hereof.

VII. Rights and Obligations of Party B:

1. Party B has right to recover principal of the loan and charge corresponding interest thereon in accordance with provisions hereof;

2. Party B has right to supervise property status of Party A.

VIII. Under any of the following circumstances, Party A shall constitute a breach of the Agreement:

1. Party A breaches any of its obligations hereunder, or expressly states or indicates through its act not to perform any of its obligations hereunder;

2. Any certificate or document submitted by Party A to Party B or any statement, guarantee or commitment made by Party A is untrue, inaccurate, incomplete or has false record, misleading statement or major omission;

3. Party A has fraudulent acts during the application for loan or during performance of this Agreement;

4. Party A enters into a contract or agreement with others which is harmful to interests of Party B;

5. Party A has been negligent in managing and recovering its due debts, or disposes of its major property for free or at unreasonably low price or in other inappropriate ways, or has other acts of transferring property or evading debts;

6. Party A fails to pay principal and interest of the loan in time in accordance with provisions of this Agreement.

IX. Liabilities for Breach

Where Party A fails to perform all of its obligations in accordance with provisions hereof, or fails to perform its obligations in light of purpose hereof, or is under any of the circumstances set forth in Article VIII hereof, Party A shall constitute a breach, and it shall immediately return all the principals of the loan and pay all interests for the entire agreed term of the loan, and meanwhile bear liabilities for breach, pay penalties for breach and compensate losses;

1. Party A shall pay penalties for breach to Party B: in case that the loan was overdue for less than 30 days, Party A is willing to pay penalties for breach to Party B in the amount of 5% of the unpaid principal; in case that the loan was overdue for 30 days or longer, Party A is willing to pay penalties for breach to Party B in the amount of 8‰ of the principal of the loan per day;

2. The losses for compensation include litigation, evaluation, auction, transportation costs and attorney’s fees and other expenses incurred by Party B in order to realize its creditor’s right.

X. Appendix: the appendix hereto is an integral part of the Agreement and has the same legal force and effect with this Agreement.

XI. Effectiveness and Termination: this Agreement shall take effect as of signature or affixation of seal by both Party A and Party B, and terminate as all the debts hereunder are paid off.

XII. Dispute Resolution: any dispute arising during performance of this Agreement shall be solved by Party A and Party B through negotiation, failing which the dispute may be submitted to the people’s court of the place where Party B is located for settlement.

XIII. This Agreement is made in duplicates, with Party A and Party B each holding one copy.

Party A:

Address:

Contact Number:

Party B:

Signed on: Date/Month/Year

Annex B

Note: figures have been rounded in the following examples

Arrangement 1

Loan term (month)	24
Loan principal	60,000
Upfront fee	500
Borrower's payable to third parties (local automobile bureau, third party service fee, etc)	5,500
Monthly repayment from borrower	3,300
Monthly repayment to investor	2,700
Weidai’s monthly service fee	600

The online investor deposits money into their account on Weidai's platform
Dr	Restricted cash	60,000
Cr	Current account with online investors and borrowers (online investors)		60,000

Weidai provides an advance to the borrower
Dr	Loans and advances, net (Advances to borrowers)	54,000
Cr	Cash and cash equivalents		54,000

The online investor subscribes to the loan listed on Weidai's platform. The borrower settles its advance from Weidai and its payable to third parties (including local automobile bureau, other third party agents, etc) using funds from the online investor.
Dr	Current account with online investors and borrowers (online investors)	60,000
Cr	Loans and advances, net (Advances to borrowers)		54,000
	Revenue (Loan facilitation services)		500
	Cash and cash equivalents		5,500

Weidai transfers the respective funds from the borrower's online account to Weidai's cash account
Dr	Cash and cash equivalents	60,000
Cr	Restricted cash		60,000

Month 1
The Borrower deposits the installment payment into their online account
Dr	Restricted cash	3,300
Cr	Current account with online investors and borrowers (borrowers)		3,300

Weidai transfers installment payments to the investor (i.e. principal and interest) and retains its service fee
Dr	Current account with online investors and borrowers (borrowers)	3,300
Cr	Current account with online investors and borrowers (Online investors)		2,700
Cr	Revenue (Loan facilitation services / Post facilitation services)		600

Weidai transfers its service fees from the borrower's online account to Weidai's cash account
Dr	Cash and cash equivalents	600
Cr	Restricted cash		600

B-1

Arrangement 2

Loan term (month)	6
Loan principal	4,500,000
Upfront fee	-
Monthly repayment from borrower	33,750
Monthly repayment to institutional funding partner	22,500
Weidai’s monthly service fee	11,250

The borrower is directly funded by institutional funding partner
No journal entry was made by Weidai upon loan faciliatation

Month 1
Weidai receives monthly service fee from the borrower according to the intermediary service agreement
Dr	Cash and cash equivalents	11,250
Cr	Revenues (Loan facilitation services)		1,250
Cr	Accrued expenses and other liabilities (Guarantee liability - non contingent)		10,000

Month 2
Weidai obtains monthly service fee from the borrower according to the intermediary service agreement and amortise the non-contingent portion of the guarantee liability
Dr	Cash and cash equivalents	11,250
Cr	Revenues (Loan facilitation services)		11,250
Dr	Accrued expenses and other liabilities (Guarantee liability - non contingent)	2,000
Cr	Revenues (Other revenues)		2,000

Weidai records a contingent loss arising from the guarantee when borrower default is probable and the amount of loss is estimable.
Dr	Operating costs and expenses - General and administrative	500,000
Cr	Accrued expenses and other liabilities (Guarantee liability - contingent)		500,000
When Weidai is required to purchase the loan in accordance with the guarantee agreement, Weidai purchases the loan from the institutional funding partner
Dr	Accrued expenses and other liabilities (Guarantee liability - contingent)	500,000
Dr	Accrued expenses and other liabilities (Guarantee liability - non contingent)	8,000
Dr	Loans and advances, net (Acquried non-performing loans)	3,992,000
Cr	Cash and cash equivalents		4,500,000

B-2

Arrangement 3

Loan term (month)	36
Loan principal	99,000
Upfront fee	19,000
Monthly repayment from borrower to institutional funding partner	3,000
First month of financing income recognized using effective interest rate	1,500
Second month of financing income recognized using effective interest rate	1,430
First month of funding cost recognized using effective interest rate	570
Second month of funding cost recognized using effective interest rate	550

Weidai makes a guarantee deposit to the institutional funding partner in accordance with the agreement
Dr	Restricted cash (guarantee deposits)	5,000
Cr	Cash and cash equivalents		5,000

Weidai provides an advance to the borrower
Dr	Loans and advances, net (Loans receivable)	80,000
Cr	Cash and cash equivalents		80,000

The invester subscribes to the loan and Weidai records the transaction as a "secured borrowing" at amortised cost

Dr	Cash and cash equivalents	99,000
Cr	Payable to institutional funding partners and online investors (institutional funding partners)		99,000

Month 1
Weidai records corresponding monthly financing income and funding costs
Dr	Funding costs	570
Dr	Loans and advances, net (accretion of discounted loan)	1,200
Dr	Prepaid expenses and other assets (financing income receivable)	300
Cr	Financing income		1,500
Cr	Accrued expenses and other liabilities(funding costs payable)		570

The borrower makes the first month's repayment directly to the investor
Dr	Accrued expenses and other liabilities(funding costs payable)	570
Dr	Payable to institutional funding partners and online investors (institutional funding partners)	2,430
Cr	Loans and advances, net (Loans receivable-principal)		2,700
Cr	Prepaid expenses and other assets (financing income receivable)		300

Month 2
Weidai records corresponding monthly financing income and funding costs
Dr	Funding costs	550
Dr	Loans and advances, net (accretion of discounted loan)	1,130
Dr	Prepaid expenses and other assets (financing income receivable)	300
Cr	Financing income		1,430
Cr	Accrued expenses and other liabilities(funding costs payable)		550

When the borrower is delinquent on its payment, the funding partner deducts the corresponding payment from Weidai's guarantee deposit. Weidai records a corresponding provision for loans and advances
Dr	Accrued expenses and other liabilities(funding costs payable)	550
Dr	Payable to institutional funding partners and online investors (institutional funding partners)	2,450
Dr	Provision for loans and advances-P/L	10,000
Cr	Restricted cash		3,000
Cr	Loans and advances, net (Allowance for loans and advances)-BS		10,000

B-3